enewmedia
e-New Media Company Limited

03 JAN 13 AM 1:10

10th January 2003

**SEC FILE NO. 82-5101**

VIA DHL

The Office of International Corporate [redacted]
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9,
Washington, D.C. 20549,
U.S.A.

03003031

PROCESSED
JAN 2 2 2003
THOMSON
FINANCIAL

SUPPL

**Re: e-New Media Company Limited (the "Company")**
**Information Furnished Pursuant to Rule 12g3-2(b)**
**<u>under the Securities Exchange Act of 1934</u>**

Ladies and Gentlemen:

We submit the following documents in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding notice of petition to be heard on 6th August 2002 for the confirmation of the reduction of capital of the Company from HK$1,000,000,000 to HK$20,000,000, dated 23rd July 2002, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 25th July 2002;

2. The Company's further announcement regarding a proposal for adjustment of nominal value of shares by way of reduction of capital, dated 6th August 2002, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 7th August 2002;

3. The Company's interim results announcement for the six months ended 30th June 2002, dated 5th September 2002, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 6th September 2002;

.../to be cont'd.

dlw 1/14

Suite 1502,
15/F, Chinachem Golden Plaza,
77 Mody Road, Tsimshatsui East,
Kowloon, Hong Kong
Tel +852 2594 0600
Fax +852 2827 1491

**e-New Media Company Limited**

4. The Company's 2002 interim report;

5. The Company's announcement regarding changes in directors, dated 31st October 2002, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 1st November 2002; and

6. The Company's announcement regarding a connected transaction, dated 17th December 2002, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 18th December 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
e-NEW MEDIA COMPANY LIMITED

Yvonne Cheng
Company Secretary

Enclosures.

Suite 1502,
15/F, Chinachem Golden Plaza,
77 Mody Road, Tsimshatsui East,
Kowloon, Hong Kong
Tel +852 2594 0600
Fax +852 2827 1491

The Standard
25 July 2002

03 JAN 13 AM 1:10

HCMP 2749/02

**IN THE HIGH COURT OF THE**
**HONG KONG SPECIAL ADMINISTRATIVE REGION**
**COURT OF FIRST INSTANCE**
**MISCELLANEOUS PROCEEDINGS NO. 2749 OF 2002**

---

**In the Matter**
**of**
**e-NEW MEDIA COMPANY LIMITED**
**安寧數碼科技有限公司**
**and**
**In the Matter**
**of**
**the COMPANIES ORDINANCE,**
**Chapter 32 of the Laws of Hong Kong**

---

NOTICE IS HEREBY GIVEN that a Petition was on the 15th day of July, 2002 presented to the High Court of the Hong Kong Special Administrative Region for the confirmation of the reduction of the capital of the Company from HK$1,000,000,000 to HK$20,000,000.

AND NOTICE IS FURTHER GIVEN that the Petition is directed to be heard before Deputy High Court Judge Woolley at the High Court of the Hong Kong Special Administrative Region, Court of First Instance, No. 38 Queensway, Hong Kong on Tuesday, 6th August, 2002 at 9:30 a.m.

ANY creditor or shareholder of the Company desiring to oppose the making of an Order for the confirmation of the reduction of the capital of the Company should appear at the time of hearing of the Petition in person or by Counsel for that purpose.

A copy of the Petition will be furnished to any such person requiring the same by the under-mentioned solicitors on payment of the regulated charge for the same.

Dated the 23rd day of July, 2002.

**WOO, KWAN, LEE & LO**
27th Floor, Jardine House
1 Connaught Place
Central, Hong Kong

*Solicitors to the above-named Company*

Hong Kong Economic Times
25 July 2002

雜項聆訊二零零二年第2749號

香港特別行政區高等法院
原訟法庭
雜項聆訊二零零二年第2749號

---

有關

**e-NEW MEDIA COMPANY LIMITED**

**安寧數碼科技有限公司**

及

有關

香港法例第三十二章
公司條例

---

茲通告本公司於二零零二年七月十五日向香港特別行政區高等法院提出呈請，申請確認將本公司之資本由港幣1,000,000,000元削減至港幣20,000,000元。

茲通告該項呈請奉指令將於二零零二年八月六日星期二上午九時三十分於香港金鐘道38號香港特別行政區高等法院原訟法庭，由高等法院暫委法官烏禮賢主持聆訊。

本公司之任何債權人或股東如欲反對頒令確認削減本公司之資本，應親自或委派代表律師出席該項呈請聆訊。

任何人士如欲索取上述呈請書副本，可向下述律師行支付規定費用後索取副本。

公告日期：二零零二年七月二十三日

上述公司之代表律師

**胡關李羅律師行**
香港中環康樂廣場1號
怡和大廈27樓

The Standard

7 August 2002

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

**enewmedia**

# e-NEW MEDIA COMPANY LIMITED

# 安寧數碼科技有限公司

*(incorporated in Hong Kong with limited liability)*

## FURTHER ANNOUNCEMENT ON PROPOSAL FOR ADJUSTMENT OF NOMINAL VALUE OF SHARES BY WAY OF REDUCTION OF CAPITAL

The Capital Reorganisation was already approved by the Shareholders at the EGM on 11th July 2002 and has been confirmed by the sanction of an order of the Court dated 6th August 2002. An office copy of the Court order and the minute approved by the Court are expected to be duly registered with the Registrar of Companies pursuant to section 61 of the Companies Ordinance before 9:30 a.m. on 7th August 2002, whereupon the Capital Reorganisation will become effective.

Trading in the New Shares on the Stock Exchange is expected to commence at 9:30 a.m. on 7th August 2002.

Reference is made to the announcement of the Company dated 27th May 2002 in respect of the proposal for adjustment of nominal value of shares by way of reduction of capital (the "Announcement"). Capitalised terms used in this announcement shall have the same meanings as defined in the Announcement unless the context otherwise requires.

### CAPITAL REORGANISATION

The Board is pleased to announce that the Capital Reorganisation was approved by a special resolution passed by the Shareholders at the EGM on 11th July 2002 and has been confirmed by the sanction of an order of the Court dated 6th August 2002. An office copy of the Court order and the minute containing the particulars required under section 61 of the Companies Ordinance are expected to be duly registered with the Registrar of Companies before 9:30 a.m. on 7th August 2002, whereupon all conditions of the Capital Reorganisation will be fulfilled and the Capital Reorganisation will become effective. Immediately upon the Capital Reorganisation becoming effective, the authorised capital of the Company will be HK$1,000,000,000 divided into 100,000,000,000 New Shares of HK$0.01 each, of which 1,650,658,676 New Shares will be in issue as at 7th August 2002.

### ARRANGEMENT FOR FREE EXCHANGE OF CERTIFICATES FOR NEW SHARES

Shareholders may submit existing certificates for the Shares (with micro-print background in orange) to the share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for exchange, at the expense of the Company, for certificates for the New Shares (with micro-print background in light blue) during the period up to four weeks from the date of this announcement. After that period, Shareholders will incur a fee of HK$2.50 (or such higher amount as may from time to time be allowed by the Stock Exchange) per certificate payable to the share registrar of the Company for any exchange of share certificates. All existing certificates for the Shares and the new certificates for the New Shares will be effective as documents of title for the New Shares and valid for trading, settlement and registration purposes.

The share registrar of the Company will issue certificates for the New Shares within 10 business days of the receipt of the relevant existing certificates for the Shares from Shareholders.

### TRADING ARRANGEMENTS

Trading in the New Shares is expected to commence at 9:30 a.m. on 7th August 2002. The size of each board lot of the New Shares will remain the same as that of the Shares, namely 4,000 per board lot. There will not be any arrangement for parallel trading.

By Order of the Board
**e-New Media Company Limited**
**James C. Ng**
*Chief Executive Officer*

Hong Kong, 6th August 2002

Hong Kong Economic Times

7 August 2002

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

enewmedia

# e-NEW MEDIA COMPANY LIMITED
# 安寧數碼科技有限公司

(於香港註冊成立之有限公司)

## 進一步公佈有關削減股本以調整股份面值之建議

股東已於二零零二年七月十一日在股東特別大會上批准股本重組，並於二零零二年八月六日獲法院頒令確認。根據公司條例第61條，法院之法令官式文本及法院認可之會議記錄預期將於二零零二年八月七日上午九時三十分前送呈公司註冊處登記，而股本重組將即時生效。

新股份預期將於二零零二年八月七日上午九時三十分起開始在聯交所買賣。

茲提述本公司於二零零二年五月二十七日發表之公佈，涉及削減股本以調整股份面值之建議(「該公佈」)。除文義另有所指外，本公佈所用詞彙與該公佈所界定者，具相同涵義。

**股本重組**

董事會欣然宣佈，股東已於二零零二年七月十一日，在股東特別大會上通過一項特別決議案批准股本重組，並於二零零二年八月六日獲法院頒令確認。法院之法令官式文本及載有公司條例第61條所規定詳情之會議記錄預期將於二零零二年八月七日上午九時三十分前送呈公司註冊處登記，股本重組之所有條件亦將達成，而股本重組將即時生效。緊隨股本重組生效後，本公司之法定股本將為1,000,000,000港元，分為100,000,000,000股每股面值0.01港元之新股份，其中於二零零二年八月七日已發行新股份將為1,650,658,676股。

**免費換領新股票之安排**

股東可由本公佈日期起計四個星期內，將股份之現有股票(橙色底紋)交往本公司之股份過戶登記處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心17樓1712-1716室)，以換領新股份之股票(淺藍色底紋)，費用由本公司承擔。於該期間後，股東須按每張股票向本公司之股份過戶登記處支付2.50港元(或聯交所可能不時允許之較高款額)，以換領股票。所有股份之現有股票及新股份之新股票將為新股份所有權之有效憑證，可用作買賣、交收及登記之用。

本公司之股份過戶登記處將在收到股東的股份之有關現有股票後之十個營業日內發出新股份之股票。

**買賣安排**

新股份預期將於二零零二年八月七日上午九時三十分起買賣。新股份與股份之每手買賣單位相同，即每手4,000股。將不會作出同時買賣之安排。

承董事會命
**安寧數碼科技有限公司**
行政總裁
**吳智明**

香港，二零零二年八月六日

03 JAN 13 AM 1:10

# enewmedia

## e-New Media Company Limited

*(incorporated in Hong Kong with limited liability)*

## Interim Results Announcement
## for the six months ended 30 June 2002

(1)

The Board of Directors (the "Board") of e-New Media Company Limited (the "Company") announces the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002, together with unaudited comparative figures for the corresponding period in 2001.

## Consolidated income statement
## for the six months ended 30 June 2002 - unaudited
*(Expressed in Hong Kong dollars)*

| | Note | Six months ended 30 June 2002 $'000 | 2001 $'000 |
|---|---|---|---|
| Turnover | 2 | 73,011 | 267,478 |
| Cost of sales | | (55,870) | (184,893) |
| Gross profit | | 17,141 | 82,585 |
| Other revenue | | 2,734 | 361 |
| Other net loss | | (18,763) | (48,436) |
| Selling and administrative expenses | | (42,587) | (59,289) |
| Other operating expenses | | (8,130) | (18,031) |
| Loss from operations | 2 | (49,605) | (42,810) |
| Finance costs | 3 | (1,354) | (3,458) |
| Share of profits less losses of associates | | 24 | 1,719 |
| Share of losses of jointly controlled entities | | — | (1,709) |
| Loss before taxation | 3 | (50,935) | (46,258) |
| Taxation | 4 | 47 | — |
| Loss for the period attributable to shareholders | | (50,888) | (46,258) |
| Loss per share - Basic and diluted | 5 | (3.08) cents | (2.80) cents |

*Notes:*

1 **Basis of preparation**

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants ("HKSA"). The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the HKSA. The financial information relating to the financial year ended 31 December 2001 included in the interim financial report does not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2001 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 15 April 2002. The same accounting policies as adopted in the 2001 annual financial statements have been applied to the interim financial report. The Group has adopted the new and revised Statements of Standard Accounting Practice ("SSAPs") which became effective on 1 January 2002. The adoption of these new and revised SSAPs has no material effect on the Group's financial results for the six months ended 30 June 2002.

2 **Segmental information**

The principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial period were as follows:

***Principal activities***

| | Group turnover Six months ended 30 June 2002 $'000 | 2001 $'000 | Contribution to loss from operations Six months ended 30 June 2002 $'000 | 2001 $'000 |
|---|---|---|---|---|
| Provision of telecommunications and data bureau services | 53,602 | 228,165 | (22,598) | 6,347 |
| Recreational club operation | 12,086 | 13,806 | (5,240) | (5,695) |
| Investment holding and trading of securities | 7,323 | 25,507 | (18,906) | (21,136) |
| Provision of e-commerce enabling technologies | — | — | (643) | (17,343) |
| | 73,011 | 267,478 | (47,387) | (37,827) |
| Other group expenses | | | (2,218) | (4,983) |
| | | | (49,605) | (42,810) |

***Geographical locations of operations***

| | Group turnover Six months ended 30 June 2002 $'000 | 2001 $'000 |
|---|---|---|
| Hong Kong Special Administrative Region ("HKSAR") | 18,616 | 38,431 |
| The People's Republic of China (excluding HKSAR) | 1,734 | 1,271 |
| Japan | 18,695 | 88,507 |
| Other Asia Pacific regions | 2,972 | 13,514 |
| Europe | 27,160 | 44,688 |
| North America | 2,575 | 72,976 |
| Others | 1,259 | 8,091 |
| | 73,011 | 267,478 |

3 **Loss before taxation**

***Loss before taxation is arrived at after charging/(crediting):***

| | Six months ended 30 June 2002 $'000 | 2001 $'000 |
|---|---|---|
| Amortisation of goodwill | 907 | — |
| Depreciation | 6,442 | 7,001 |
| Dividend income | (1,259) | (1,882 |
| Interest income | (6,064) | (23,650 |
| Interest on borrowings | 1,354 | 3,458 |
| Net exchange gain | (336) | (289 |
| Net loss on disposal of fixed assets | 44 | 2,058 |
| Net realised and unrealised loss on investments in securities | 18,721 | 46,667 |

4 **Taxation**

Taxation included in the consolidated income statement represents reversal o overseas taxation over-provided in prior years.

No provision for profits tax has been made in the consolidated income statement fo the six months ended 30 June 2002 as companies in the Group either did not ear profit subject to profits tax during the period or had tax losses brought forwar which were sufficient to offset the taxable profits for the period.

(a) ***Basic loss per share***

The calculation of basic loss per share is based on the loss attributable to shareholders of $50,888,000 (2001: $46,258,000) and the number of 1,650,658,000 (2001: 1,650,658,000) ordinary shares in issue during the period.

(b) ***Diluted loss per share***

The potential issue of ordinary shares in connection with the Company's share options would not give rise to an increase in loss per share and therefore had no dilutive effect on the calculation of the diluted loss per share.

6 **Reserves**

| | Share premium $'000 | Capital Redemption reserve $'000 | Exchange reserve $'000 | Goodwill reserve $'000 | Accumulated losses $'000 | Total $'000 |
|---|---|---|---|---|---|---|
| At 1 January 2002 | 1,189,721 | 478 | 790 | (30,000) | (952,754) | 208,235 |
| Exchange differences | — | — | 338 | — | — | 338 |
| Loss for the period | — | — | — | — | (50,888) | (50,888) |
| At 30 June 2002 | 1,189,721 | 478 | 1,128 | (30,000) | (1,003,642) | 157,685 |

7 **Contingent liabilities**

One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 from that subsidiary in relation to rate changes applied by that subsidiary for services delivered by the content provider. The claimant also disputes traffic volumes generated in the past and claims to have been underpaid by at least US$2,736,125.

Management is studying the allegations raised and is seeking legal advice on the subsidiary's legal rights and liabilities. To date, the basis of the claims has not been sufficiently specified and, pending legal advice, the Group is unable to establish the legitimacy of such claims. In the meantime, no provision has been made in the financial statements in connection with these claims.

8 **Post balance sheet event**

A capital reorganisation scheme was approved by the shareholders at an Extraordinary General Meeting on 11 July 2002 and has subsequently been confirmed by the sanction of an order of the High Court of the Hong Kong Special Administrative Region (the "Court") dated 6 August 2002. The details of the capital reorganisation scheme are as follows:

(a) the authorised share capital of the Company has been reduced from $1,000,000,000, divided into 2,000,000,000 ordinary shares of $0.50 each, to $20,000,000, divided into 2,000,000,000 ordinary shares of $0.01 each. Such reduction was effected by cancelling paid up capital per share by $0.49 on each of the 1,650,658,676 ordinary shares in issue on 6 August 2002, being the date on which the court petition was heard, and by reducing the nominal value of all the issued and unissued ordinary shares of the Company from $0.50 to $0.01 per ordinary share; and

(b) upon such reduction of capital taking effect:

(i) the authorised share capital of the Company has been increased to its former amount of $1,000,000,000 by the creation of an additional 98,000,000,000 ordinary shares of $0.01 each; and

(ii) a Special Capital Reserve has been created and credited with an amount equal to the credit arising from the said reduction of capital as detailed in (a) above, which amounted to $808,822,751. Such reserve shall not be treated as realised profit and shall, for as long as the Company shall remain a listed company, be treated as an undistributable reserve. However, the Special Capital Reserve may be reduced by the aggregate of any increase in the issued capital or in the share premium account of the Company resulting from an issue of shares for cash or other new consideration or upon a capitalisation of distributable reserves.

## INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the reporting period.

## MANAGEMENT DISCUSSION AND ANALYSIS

### Results and Overview

The Group recorded turnover of HK$73,011,000 for the first half of the year and reported an after-tax loss of HK$50,888,000.

Historically, the Group has two core businesses: 1) Telecommunications business - International Premium Rate Services ("IPRS"); 2) Recreational Clubs. Both are affected by the negative market environment. Management's initiative to IPRS is to consolidate the operation but remain firmly committed to the business. While the operation is smaller, all the essential functions are intact so that we would be well positioned to take advantage of market revival.

Management's response to club business is to adapt to changes. The Shanghai Hilltop Country Club is located in the Putuo District and the infrastructure in the area is now gradually improving. Tsuen Wan District where the Hong Kong Hilltop Country Club is located is changing from an industrial to a residential neighbourhood. We are expanding the facilities of the club premises so that it would appeal to a wider customer base.

Our new business focus is on information technology and bio-medical. The current volatile market condition should ultimately provide good investment opportunities. While management has made no new direct investment in the reporting period but will continue to review proposals and evaluate investment opportunities.

### Telecommunications Including International Premium Rate Services ("IPRS")

The difficult trading conditions reported in the 2001 Annual Report continued throughout the reporting period. Telecommunications worldwide reported a continued slump, highlighted further in the USA by the problems encountered by operators of "900" services and the events surrounding the share price collapse and bankruptcies of major US listed telecommunications companies. The ramifications following the dissolution of "Concert" in the last quarter of 2001 and the separation and re-establishment of the international traffic services to possibly be resumed by its constituent parts (British Telecom and AT&T) have also fuelled uncertainty and made the planning of new international traffic flows difficult. Acquisitions of key South Pacific telecommunications companies by major carriers in the regions such as Singtel and Telstra have also to some degree, added a further complication to business relationships.

Within this business environment, management has undertaken further major actions to contain costs, particularly in relation to reducing infrastructure (installed telecommunication switch installations; leased lines; operators; and maintenance arrangements; etc) supporting non-profitable or marginally viable traffic routes and services. Efforts have also continued unabated to collect outstanding and overdue payments from final transit carriers and to hasten traffic declarations from originating and/or intermediate telecommunications companies.

In line with focusing on a smaller number of higher volume originating markets, management has also been involved and, devoted significant time to seeking to consolidate its relationships with a key group of termination points.

Modest but reasonable progress was also made in the development of Short Message Services ("SMS") business division. SMSinasia is a content aggregator for text-based SMS games / info services, IVRS games / info services, and download services such as operator logos, picture messages and blinking messages. Content providers around the world are putting their

contents in our platforms to be marketed and / or distributed in Hong Kong and Singapore. Management is currently looking into setting up similar platforms in Taiwan and China, offering existing contents.

**Club Operations**

Although Shanghai Hilltop Country Club is located in the Putuo District, which is at the fringe of downtown Shanghai with a lower-middle class neighbourhood, its overall performance has been improving gradually after management implemented a series of cost reduction and sales promotion. With gradual infrastructural improvement in the neighbourhood such as new roads and extension of the urban subway, the traveling time between the club and downtown Shanghai will be shortened. The future demand on leisure facilities in the area is expected to increase eventually.

In Hong Kong, quality services and new marketing programmes have allowed Hong Kong Hilltop Country Club to maintain a stable performance in the reporting period. As Tsuen Wan is gradually being transformed from an industrial to a residential neighbourhood, the quality of life in the neighbourhood is anticipated to improve together with the future demand of clubhouse facilities. Furthermore, with the completion of West Railway development, it would definitely bring more traffic to Tsuen Wan and provide further opportunities for the club to expand its customer base.

In response to the changing business and demographic environment of both clubs, management is initiating plans to ensure our club premises appeal to new and wider customer base. Management is aiming to transform the traditional recreational country clubs into modern and diversified leisure facilities with plans to introduce spa and health and beauty treatment services.

**Other Investments**

The first half of 2002 was characterized by worldwide negative sentiment and the risk of global recession. The major equity markets in the world all experienced significant fall in capitalization values. In the reporting period, management adopted a conservative strategy and did not make any new investments, other than completing its commitment made in 2001 in acquiring 20% of the enlarged share capital of Beijing Smartdot Technologies Ltd. The investment in ChinaPay.com Holdings Limited, which was established with the aim of building a unified national bank payment system in cooperation with other strategic partners in the PRC, is in progress and on schedule to complete in the second half of the year. The current investment portfolio of the Group, which now mainly comprises companies in the medical and information technology business, in general, has performed satisfactorily in the reporting period. Under the prevailing environment, management believes that it is of critical importance to preserve the Group's cash holding and shall continue the pursuit for investment opportunities in information technology and bio-medical in the Greater China Region.

## CAPITAL REORGANISATION SCHEME

A capital reorganisation scheme was approved by the shareholders at an Extraordinary General Meeting on 11 July 2002 and later confirmed by the sanction of a Court Order dated 6 August 2002. Under the capital reorganisation scheme, the Company reduced the nominal value of all its shares from HK$0.50 to HK$0.01 per share resulting in a reduction of the authorised and issued share capital to HK$20,000,000 and HK$16,507,000 respectively. Furthermore, the authorised share capital of the Company was immediately restored to the original amount of HK$1,000,000,000 by the creation of an additional 98,000,000,000 ordinary shares of HK$0.01 each. A Special Capital Reserve has been created and credited with HK$808,823,000 arising from the reduction of the issued share capital.

The capital reorganisation scheme is in place to facilitate the future issue of shares as and when required.

## LIQUIDITY AND FINANCIAL POSITION

The Group continues to maintain a position of financial stability underpinned by a cash holding of HK$642,266,000. As at 30 June 2002, the Group's total borrowing stands at HK$67,352,000 (31 December 2001: HK$69,853,000) with HK$58,542,000 repayment falling due within one year. The Group's gearing ratio, resulting from a comparison of the Group's total borrowings with total equity, was 6.9% at the interim period end date (31 December 2001: 6.8%). The current ratio at 30 June 2002 was 4.7 times (31 December 2001: 5.7 times).

As at 30 June 2002, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars and United States dollars and exchange differences were reflected in the interim financial report. All remaining borrowings of the Group are either interest free or on a floating rate basis.

In the reporting period, the Group did not resort to acquiring any financial instruments for hedging purposes.

## PLEDGE OF ASSETS

Pledge of the Group's fixed deposits of US$6,110,000 (31 December 2001: US$6,110,000) and corporate guarantees were given to bankers to secure short term loans, bank overdrafts and factoring facilities to the extent of US$11,600,000 as at 30 June 2002 (31 December 2001: US$11,600,000).

## EMPLOYEE AND REMUNERATION POLICIES

At the date of this announcement, the Group employs a total of 240 full time staff with its main workforce stationed in the Group's offices in Hong Kong. The Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, external training support, and a performance based share option scheme.

## AUDIT COMMITTEE

The Group's Audit Committee, established in 1999, continues to exercise its authority to review and supervise the financial reporting process and internal control system of the Group.

## DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGES 'S WEBSITE

All the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited will be published on the Stock Exchange's website in due course.

By order of the Board
**James C. NG**
*Chief Executive Officer*

# enewmedia

# 安寧數碼科技有限公司

（於香港註冊成立之有限公司）

## 截至二零零二年六月三十日止六個月之中期業績公佈

安寧數碼科技有限公司（「本公司」）董事會（「董事會」）宣佈本公司及其附屬公司（「本集團」）截至二零零二年六月三十日止六個月之未經審核綜合中期業績，連同二零零一年同期之未經審核比較數字。

### 綜合收益表

截至二零零二年六月三十日止六個月－未經審核
（以港元呈列）

| | 附註 | 截至六月三十日止六個月 二零零二年 千元 | 二零零一年 千元 |
|---|---|---|---|
| 營業額 | 2 | 73,011 | 267,478 |
| 銷售成本 | | (55,870) | (184,893) |
| 毛利 | | 17,141 | 82,585 |
| 其他收益 | | 2,734 | 361 |
| 其他虧損淨額 | | (18,763) | (48,436) |
| 銷售及行政費用 | | (42,587) | (59,289) |
| 其他經營費用 | | (8,130) | (18,031) |
| 經營虧損 | 2 | (49,605) | (42,810) |
| 融資成本 | 3 | (1,354) | (3,458) |
| 應佔聯營公司溢利減虧損 | | 24 | 1,719 |
| 應佔共同控制公司虧損 | | － | (1,709) |
| 除税前虧損 | 3 | (50,935) | (46,258) |
| 税項 | 4 | 47 | － |
| 股東應佔期內虧損 | | (50,888) | (46,258) |
| 每股虧損－基本及攤薄 | 5 | (3.08)仙 | (2.80)仙 |

附註：

1 **編製基準**

中期財務報告乃未經審核，惟畢馬威會計師事務所已根據香港會計師公會（「香港會計師公會」）頒佈之《核數準則》第700號「中期財務報告之審閱」進行審閱。中期財務報告乃根據香港聯合交易所有限公司主板上市規則之規定編製而成，包括符合香港會計師公會頒佈之《會計實務準則》第25號「中期財務報告」。中期財務報告所載有關截至二零零一年十二月三十一日止財政年度之財務資料，並不構成本公司在該財政年度之法定財務報表，惟這些財務資料均源自該等財務報表。截至二零零一年十二月三十一日止年度之法定財務報表可於本公司之註冊辦事處索取。核數師已在其二零零二年四月十五日之報告中，就該等財務報表發表無保留意見。中期財務報告與二零零一年度財務報表均採用相同之會計政策。本集團採納了於二零零二年一月一日起生效新編製及經修訂之《會計實務準則》（「會計實務準則」）。採納該等新編製及經修訂之會計實務準則對本集團於截至二零零二年六月三十日止六個月之財務業績並無任何重大影響。

2 **分類資料**

於財政期間，本公司及其附屬公司之業務按主要活動及地區劃分如下：

主要活動

| | 集團營業額 截至六月三十日止六個月 二零零二年 千元 | 二零零一年 千元 | 經營虧損之貢獻 截至六月三十日止六個月 二零零二年 千元 | 二零零一年 千元 |
|---|---|---|---|---|
| 提供電訊及數據服務 | 53,602 | 228,165 | (22,598) | 6,347 |
| 經營俱樂部 | 12,086 | 13,806 | (5,240) | (5,695) |
| 投資控股及證券買賣 | 7,323 | 25,507 | (18,906) | (21,136) |
| 提供電子商貿技術 | － | － | (643) | (17,343) |
| | 73,011 | 267,478 | (47,387) | (37,827) |
| 其他集團開支 | | | (2,218) | (4,983) |
| | | | (49,605) | (42,810) |

可分派儲備。然而，特殊資本儲備之金額可藉因發行股份以換取現金或其他新代價，或在將可分派儲備資本化所產生之本公司已發行股本或股份溢價之任何增加總額而減少。

### 中期股息

董事並不建議就報告期間派發中期股息。

### 管理層討論及分析

#### 業績及概覽

本集團於本年度上半年錄得營業額73,011,000港元，除税後虧損為50,888,000港元。

本集團歷來有兩項核心業務：1)電訊業務－國際電訊增值服務（「IPRS」）；2)消閒俱樂部。這兩項業務均受到不利市場環境所影響。對於IPRS，管理層在致力發展之前提下作業務重組。儘管IPRS業務規模減小，但所有重要功能均一應俱全，令本集團有充份準備，把握市場復甦之良機。

管理層對俱樂部業務採取隨商機而作出相應策略之營運方針。上海顯達鄉村俱樂部位於普陀區，該區之基建設施現正逐步改善中。香港顯達鄉村俱樂部則座落於荃灣區，而該區正由工業區轉型為住宅區。本集團正著手擴充俱樂部之設施，以迎合更廣泛客戶需求。

本集團之新業務目標為資訊科技及生物醫藥。現時波動之市場環境，最終應會帶來投資良機。儘管管理層於呈報期間並無進行任何新直接投資，惟將繼續檢閱及評估投資方案。

#### 電訊（包括國際電訊增值服務）（「IPRS」）

二零零一年年報所述之艱難營運狀況，於整段呈報期間仍然持續。全球電訊業持續蕭條，尤以美國為甚。這是由於「900」傳訊號碼服務經營商所面對之問題，以及大型上市電訊公司股價急瀉，甚至破產所致。因二零零一年第四季「Concert」之解散，以及「Concert」前成員（British Telecom及AT&T）可能重新建立及分拆其國際通訊服務，均使情況更不明朗及令計劃新國際通訊路線更顯困難。大型電訊公司如Singtel及Telstra收購南太平洋區內之主要電訊公司，亦使業務關係上增添複雜性。

在此經營環境下，管理層已進一步實行相應之控制成本行動，尤其是減少支援那些無利可圖或僅可維持操作之路線及服務之基建設施（如安裝電訊裝置、租用傳送線路、話務員及保養安排等）。本集團一直致力向最終轉駁電訊公司追收仍未支付及已逾期之款項，並催促發放及／或轉駁電訊公司報告傳輸數據。

為集中發展於小數發放量較高之電訊市場，管理層已投入大量時間以鞏固本集團與主要最終傳訊點之關係。

本集團在發展Short Message Services（「SMS」）業務方面，取得溫和及合理之發展。SMSinasia作為內容收集商，集合了以文本為主之短訊服務遊戲／資訊服務、IVRS遊戲／資訊服務，以及如屏幕圖案、圖案短訊及動感短訊等下載服務。全球有不同地方之內容供應商於本集團之平台上提供內容，藉以於香港及新加坡作推廣及／或發放。本集團現正朝著於台灣及中國設立類似平台，以提供現有內容之方向邁進。

#### 俱樂部業務

雖然上海顯達鄉村俱樂部位於鄰近上海中心區邊緣之普陀區，然而，經管理層實施一系列成本削減及銷售推廣後，其整體業績表現已逐步有所增長。隨著鄰近地區之基建設施不斷改善，如興建新道路及擴充市區隧道，將會縮短俱樂部與上海中心之往來時間。預期日後該區對消閒設施之需求，會日見殷切。

就香港而言，藉著提供優質服務及新市場推廣計劃，香港顯達鄉村俱樂部於呈報期間得以保持穩定表現。由於荃灣逐漸由工業區轉型為住宅區，故預期該區之生活質素將會提升，且日後會增加對俱樂部設施之需求。此外，完成西區

| | | | | |
|---|---|---|---|---|
| 投資控股及證券買賣 | 7,323 | 25,507 | (18,906) | (21,136) |
| 提供電子商貿技術 | – | – | (643) | (17,343) |
| | 73,011 | 267,478 | (47,387) | (37,827) |
| 其他集團開支 | | | (2,218) | (4,983) |
| | | | (49,605) | (42,810) |

經營地區

| | 集團營業額 截至六月三十日止六個月 二零零二年 千元 | 二零零一年 千元 |
|---|---|---|
| 香港特別行政區(「香港特區」) | 18,616 | 38,431 |
| 中華人民共和國(不包括香港特區」) | 1,734 | 1,271 |
| 日本 | 18,695 | 88,507 |
| 其他亞太地區 | 2,972 | 13,514 |
| 歐洲 | 27,160 | 44,688 |
| 北美洲 | 2,575 | 72,976 |
| 其他 | 1,259 | 8,091 |
| | 73,011 | 267,478 |

3 除稅前虧損

*除稅前虧損已扣除／(計入)下列各項：*

| | 截至六月三十日止六個月 二零零二年 千元 | 二零零一年 千元 |
|---|---|---|
| 商譽攤銷 | 907 | – |
| 折舊 | 6,442 | 7,001 |
| 股息收入 | (1,259) | (1,882) |
| 利息收入 | (6,064) | (23,650) |
| 借貸利息 | 1,354 | 3,458 |
| 匯兌收益淨額 | (336) | (289) |
| 出售固定資產之虧損淨額 | 44 | 2,058 |
| 證券投資之已變現及未變現虧損淨額 | 18,721 | 46,667 |

4 稅項

綜合收益表之稅項為撥回過往年度超額撥備之海外稅項。

由於本集團各公司於本期內並無賺取應課稅之溢利或由上期結轉之稅務虧損已足以抵銷本期內之應課稅溢利，因此於截至二零零二年六月三十日止六個月之綜合收益表內並無作出利得稅之撥備。

5 每股虧損

(a) *每股基本虧損*

每股基本虧損乃根據股東應佔虧損50,888,000元(二零零一年：46,258,000元)及期內已發行普通股1,650,658,000股(二零零一年：1,650,658,000股)計算。

(b) *每股攤薄虧損*

由於有關本公司購股權之潛在發行普通股，不會造成每股虧損增加，因此對每股攤薄虧損之計算並無攤薄之影響。

6 儲備

| | 股份溢價 千元 | 資本贖回儲備 千元 | 匯兌儲備 千元 | 商譽儲備 千元 | 累計虧損 千元 | 總額 千元 |
|---|---|---|---|---|---|---|
| 於二零零二年一月一日 | 1,189,721 | 478 | 790 | (30,000) | (952,754) | 208,235 |
| 匯兌差額 | – | – | 338 | – | – | 338 |
| 本期內虧損 | – | – | – | – | (50,888) | (50,888) |
| 於二零零二年六月三十日 | 1,189,721 | 478 | 1,128 | (30,000) | (1,003,642) | 157,685 |

7 或然負債

於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司申索損害賠償1,500,000美元(指稱該附屬公司對該內容供應商所提供之服務所採用結算率有變而產生)。該申索人亦爭議過去所提供之傳送量，並聲稱少收最少2,736,125美元。

管理層正研究該等指稱，並就該附屬公司之法律權利及責任尋求法律意見。迄今，該等索償之基準並未被充分列明，且本集團未能確立有關索償之合法理據，並有待法律意見。因此，並無於財務報表內就該等索償作任何撥備。

8 結算日後事項

股東於二零零二年七月十一日之股東特別大會批准一項股本重組計劃，並其後獲香港特別行政區高等法院(「法院」)於二零零二年八月六日頒命確認。股本重組計劃之詳情如下：

(a) 本公司之法定股本由1,000,000,000元(分為2,000,000,000股每股面值0.50元之普通股)減至20,000,000元(分為2,000,000,000股每股面值0.01元之普通股)。該項削減是透過註銷於二零零二年八月六日(即法院聆訊呈請日期)之已發行普通股1,650,658,676股每股中之已繳足股本0.49元，及削減本公司所有已發行及未發行普通股之面值，由每股普通股0.50元減至0.01元；及

(b) 於該削減股本生效後：

(i) 本公司藉增設額外98,000,000,000股每股面值0.01元之

後，其整體業績表現已逐步有所增長。隨著鄰近地區之基建設施不斷改善，如興建新道路及擴充市區隧道，將會縮短俱樂部與上海中心之往來時間。預期日後該區對消閒設施之需求，會日見殷切。

就香港而言，藉著提供優質服務及新市場推廣計劃，香港顯達鄉村俱樂部於呈報期間得以保持穩定表現。由於荃灣逐漸由工業區轉型為住宅區，故預期該區之生活質素將會提升，且日後會增加對俱樂部設施之需求。此外，完成西區鐵路發展項目，定會令荃灣更熙來攘往，進一步為俱樂部提供機會，擴充客戶基礎。

為應付兩個俱樂部身處之商業環境及人口分佈之改變，管理層初步制定計劃，確保本集團之俱樂部能吸引更多新客戶。管理層之目標，是要將傳統消閒鄉村俱樂部，改為各樣消閒設施包羅萬有之現代化鄉村俱樂部，並計劃引進水療浴及美容護理服務。

## 其他投資

二零零二年上半年，全球瀰漫著一片消極氣氛及全球經濟衰退之風險。世界主要股市都曾經歷市值大幅下挫之情況。於呈報期間，除履行於二零零一年之承諾，即收購Beijing Smartdot Technologies Ltd.經擴大股本之20%外，管理層採取了保守策略，不曾進行任何新投資。本集團於ChinaPay.com Holdings Limited作出之投資，預期於本年度下半年完成。ChinaPay.com Holdings Limited成立之目的，是與中國其他策略性夥伴合作，建立一個統一性之銀行付款系統。於本呈報期內，本集團現時投資組合主要為資訊科技及生物醫藥，其整體業績表現理想。在現時之經濟環境下，管理層相信，本集團須保持現金持有量，並將持續尋求於大中華區之資訊科技及生物醫藥行業之投資機會。

## 股本重組計劃

股東於二零零二年七月十一日之股東特別大會批准一項股本重組計劃，並於二零零二年八月六日獲法院頒令確認。根據股本重組計劃，本公司已將其所有股份之面值由每股0.50港元削減至0.01港元，使法定及已發行股本分別減少至20,000,000港元及16,507,000港元。此外，本公司之法定股本藉增設額外98,000,000,000股每股面值0.01港元之普通股，即時回復至原本金額1,000,000,000港元。本公司並增設一項特殊資本儲備，並將就削減已發行股本所產生之808,823,000港元撥入該特殊資本儲備。

此項股本重組計劃之執行為方便在未來有需要時發行股份。

## 流動資金及財務狀況

本集團之財務狀況持續穩健，持有642,266,000港元現金。於二零零二年六月三十日，本集團之借貸總額為67,352,000港元(二零零一年十二月三十一日：69,853,000港元)，其中58,542,000港元須於一年內到期償還。於中期報告結算日，本集團之資本負債比率(即本集團之借貸總額與股東權益總額之比率)為6.9%(二零零一年十二月三十一日：6.8%)。於二零零二年六月三十日之流動比率為4.7倍(二零零一年十二月三十一日：5.7倍)。

於二零零二年六月三十日，本集團之借貸及銀行結餘主要以港元及美元為單位，而匯兌差額已於中期財務報告內反映。本集團之餘下借款均為免息或以浮息計算。

於報告期間，本集團並無購入任何金融工具作對沖用途。

## 資產抵押

本集團於二零零二年六月三十日抵押其定期存款6,110,000美元(二零零一年十二月三十一日：6,110,000美元)及向銀行提供公司擔保，取得金額達11,600,000美元(二零零一年十二月三十一日：11,600,000美元)之短期貸款、銀行透支及讓售信貸之融資。

## 僱員及酬金政策

於本公佈日期，本集團合共聘用240名全職僱員，大部份駐於本集團之香港辦事處。本集團之酬金政策乃按僱員表現計算，並符合各有關地區之薪酬趨勢。本集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、外部訓練支援，以及根據表現授予之購股權計劃。

## 審核委員會

本集團之審核委員會於一九九九年成立，並繼續行使其權力，審閱及監察本集團之財務申報過程及內部監控系統。

## 於聯交所網站披露資料

本公司將於適當時候在聯交所網站刊登香港聯合交易所有限公司證券上市規則附錄16第46(1)至46(6)段規定之所有資料。



03 JAN 13 AM 1:10

enewmedia

# 2002
# INTERIM REPORT

e-New Media Company Limited

The Board of Directors (the "Board") of e-New Media Company Limited (the "Company") announces the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002, together with unaudited comparative figures for the corresponding period in 2001.

## CONSOLIDATED INCOME STATEMENT

*For the six months ended 30 June 2002 - unaudited*
*(Expressed in Hong Kong dollars)*

| | | Six months ended 30 June | |
|---|---|---|---|
| | | **2002** | 2001 |
| | *Note* | ***$'000*** | *$'000* |
| **Turnover** | 2 | **73,011** | 267,478 |
| **Cost of sales** | | **(55,870)** | (184,893) |
| **Gross profit** | | **17,141** | 82,585 |
| **Other revenue** | | **2,734** | 361 |
| **Other net loss** | | **(18,763)** | (48,436) |
| **Selling and administrative expenses** | | **(42,587)** | (59,289) |
| **Other operating expenses** | | **(8,130)** | (18,031) |
| **Loss from operations** | 2 | **(49,605)** | (42,810) |
| **Finance costs** | 3 | **(1,354)** | (3,458) |
| **Share of profits less losses of associates** | | **24** | 1,719 |
| **Share of losses of jointly controlled entities** | | **—** | (1,709) |
| **Loss before taxation** | 3 | **(50,935)** | (46,258) |
| **Taxation** | 4 | **47** | — |
| **Loss for the period attributable to shareholders** | | **(50,888)** | (46,258) |
| **Loss per share** | | | |
| – Basic and diluted | 5 | **(3.08) cents** | (2.80) cents |

The notes on pages 6 to 11 form part of this interim financial report.

# STATEMENT OF CHANGES IN EQUITY

*For the six months ended 30 June 2002 - unaudited*

*(Expressed in Hong Kong dollars)*

| | | Six months ended 30 June | |
|---|---|---|---|
| | | **2002** | 2001 |
| | *Note* | ***$'000*** | *$'000* |
| **Opening balance – total equity** | | **1,033,564** | 1,231,499 |
| **Net gains/(losses) not recognised in the income statement - exchange differences** | 11 | **338** | (374) |
| **Net loss for the period** | 11 | **(50,888)** | (46,258) |
| **Closing balance – total equity** | | **983,014** | 1,184,867 |

The notes on pages 6 to 11 form part of this interim financial report.

## CONSOLIDATED BALANCE SHEET

*As at 30 June 2002 - unaudited*

*(Expressed in Hong Kong dollars)*

| | Note | At 30 June 2002 | | At 31 December 2001 | |
|---|---|---|---|---|---|
| | | *$'000* | *$'000* | *$'000* | *$'000* |
| **Non-current assets** | | | | | |
| Fixed assets | 6 | | | | |
| - Investment properties | | | **3,600** | | 3,600 |
| - Other property and equipment | | | **182,341** | | 188,376 |
| | | | **185,941** | | 191,976 |
| Interest in associates | | | **28,969** | | 4,636 |
| Interest in jointly controlled entities (fully provided for) | | | **—** | | — |
| Investment securities | | | **56,696** | | 56,696 |
| Other investments | | | **36,175** | | 51,175 |
| | | | **307,781** | | 304,483 |
| **Current assets** | | | | | |
| Short term investments | | **160,337** | | 164,067 | |
| Inventories | | **386** | | 452 | |
| Trade and other receivables | 7 | **66,902** | | 71,086 | |
| Pledged deposits | | **47,536** | | 47,536 | |
| Cash and bank balances | | **594,730** | | 609,736 | |
| | | **869,891** | | 892,877 | |
| **Current liabilities** | | | | | |
| Bank loans and overdrafts, secured | | **47,455** | | 46,686 | |
| Trade and other payables | 8 | **121,625** | | 88,387 | |
| Current portion of debentures | 9 | **5,880** | | 11,410 | |
| Other loans, unsecured | | **5,207** | | 5,207 | |
| Taxation | | **5,592** | | 5,461 | |
| | | **185,759** | | 157,151 | |
| **Net current assets** | | | **684,132** | | 735,726 |
| **Total assets less current liabilities carried forward** | | | **991,913** | | 1,040,209 |

# CONSOLIDATED BALANCE SHEET

*As at 30 June 2002 - unaudited (continued)*

*(Expressed in Hong Kong dollars)*

| | Note | At 30 June 2002 | | At 31 December 2001 | |
|---|---|---|---|---|---|
| | | *$'000* | *$'000* | *$'000* | *$'000* |
| **Total assets less current liabilities brought forward** | | | **991,913** | | 1,040,209 |
| **Non-current liabilities** | | | | | |
| Debentures | 9 | **8,810** | | 6,550 | |
| Deferred taxation | | **89** | | 95 | |
| | | | **8,899** | | 6,645 |
| **NET ASSETS** | | | **983,014** | | 1,033,564 |
| **CAPITAL AND RESERVES** | | | | | |
| **Share capital** | 10 | | **825,329** | | 825,329 |
| **Reserves** | 11 | | **157,685** | | 208,235 |
| | | | **983,014** | | 1,033,564 |

The notes on pages 6 to 11 form part of this interim financial report.

## CONDENSED CONSOLIDATED CASH FLOW STATEMENT

*For the six months ended 30 June 2002 - unaudited*

*(Expressed in Hong Kong dollars)*

| | Six months ended 30 June | |
|---|---|---|
| | **2002** | 2001 |
| | ***$'000*** | *$'000* |
| **Net cash (outflow)/inflow from operating activities** | **(12,450)** | 30,191 |
| **Net cash inflow/(outflow) from investing activities** | **1,244** | (19,267) |
| **Net cash outflow from financing activities** | **(3,854)** | (3,603) |
| **(Decrease)/increase in cash and cash equivalents** | **(15,060)** | 7,321 |
| **Effect of foreign exchange rates** | **54** | 344 |
| **Cash and cash equivalents at 1 January** | **609,736** | 810,434 |
| **Cash and cash equivalents at 30 June** | **594,730** | 818,099 |

The notes on pages 6 to 11 form part of this interim financial report.

# NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

*(Expressed in Hong Kong dollars)*

## 1 BASIS OF PREPARATION

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants ("HKSA"). KPMG's independent review report to the Board of Directors is included on page 12.

This interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the HKSA.

The financial information relating to the financial year ended 31 December 2001 included in the interim financial report does not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2001 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 15 April 2002.

The same accounting policies as adopted in the 2001 annual financial statements have been applied to the interim financial report. The Group has adopted the new and revised Statements of Standard Accounting Practice ("SSAPs") which became effective on 1 January 2002. The adoption of these new and revised SSAPs has no material effect on the Group's financial results for the six months ended 30 June 2002 except as disclosed in note 15.

## 2 SEGMENTAL INFORMATION

The principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial period were as follows:

***Principal activities***

| | Group turnover | | Contribution to loss from operations | |
|---|---|---|---|---|
| | Six months ended 30 June | | Six months ended 30 June | |
| | **2002** | 2001 | **2002** | 2001 |
| | ***$'000*** | *$'000* | ***$'000*** | *$'000* |
| Provision of telecommunications and data bureau services | **53,602** | 228,165 | **(22,598)** | 6,347 |
| Recreational club operation | **12,086** | 13,806 | **(5,240)** | (5,695) |
| Investment holding and trading of securities | **7,323** | 25,507 | **(18,906)** | (21,136) |
| Provision of e-commerce enabling technologies | **—** | — | **(643)** | (17,343) |
| | **73,011** | 267,478 | **(47,387)** | (37,827) |
| Other group expenses | | | **(2,218)** | (4,983) |
| | | | **(49,605)** | (42,810) |

***Geographical locations of operations***

| | Group turnover | |
|---|---|---|
| | Six months ended 30 June | |
| | **2002** | 2001 |
| | ***$'000*** | *$'000* |
| Hong Kong Special Administrative Region ("HKSAR") | **18,616** | 38,431 |
| The People's Republic of China (excluding HKSAR) | **1,734** | 1,271 |
| Japan | **18,695** | 88,507 |
| Other Asia Pacific regions | **2,972** | 13,514 |
| Europe | **27,160** | 44,688 |
| North America | **2,575** | 72,976 |
| Others | **1,259** | 8,091 |
| | **73,011** | 267,478 |

## 3 LOSS BEFORE TAXATION

Loss before taxation is arrived at after charging/(crediting):

| | Six months ended 30 June | |
|---|---|---|
| | **2002** | 2001 |
| | ***$'000*** | *$'000* |
| Amortisation of goodwill | **907** | — |
| Depreciation | **6,442** | 7,001 |
| Dividend income | **(1,259)** | (1,882) |
| Interest income | **(6,064)** | (23,650) |
| Interest on borrowings | **1,354** | 3,458 |
| Net exchange gain | **(336)** | (289) |
| Net loss on disposal of fixed assets | **44** | 2,058 |
| Net realised and unrealised loss on investments in securities | **18,721** | 46,667 |

## 4 TAXATION

Taxation included in the consolidated income statement represents reversal of overseas taxation over-provided in prior years.

No provision for profits tax has been made in the consolidated income statement for the six months ended 30 June 2002 as companies in the Group either did not earn profit subject to profits tax during the period or had tax losses brought forward which were sufficient to offset the taxable profits for the period.

## 5 LOSS PER SHARE

***(a) Basic loss per share***

The calculation of basic loss per share is based on the loss attributable to shareholders of $50,888,000 (2001: $46,258,000) and the number of 1,650,658,000 (2001: 1,650,658,000) ordinary shares in issue during the period.

***(b) Diluted loss per share***

The potential issue of ordinary shares in connection with the Company's share options would not give rise to an increase in loss per share and therefore had no dilutive effect on the calculation of the diluted loss per share.

## 6 FIXED ASSETS

The directors consider that there have been no significant changes to the open market values of the land and buildings and investment properties since 31 December 2001.

## 7 TRADE AND OTHER RECEIVABLES

Included in trade and other receivables are trade receivables (net of provisions for bad and doubtful debts) with the following ageing analysis:

| | **At 30 June 2002** *$'000* | At 31 December 2001 *$'000* |
|---|---|---|
| 0 - 1 month | **5,456** | 14,474 |
| 2 - 3 months | **8,594** | 9,724 |
| Over 3 months | **9,649** | 1,945 |
| Total trade receivables | **23,699** | 26,143 |
| Deposits, prepayments and other receivables | **43,203** | 44,943 |
| | **66,902** | 71,086 |

The Group maintains a defined credit policy for its trade customers and the credit terms given vary according to the business activities. The financial strengths of and the period of business with individual customers are considered in arriving at respective credit terms. Reviews of major receivables are conducted regularly.

## 8 TRADE AND OTHER PAYABLES

Included in trade and other payables are trade payables of $73,323,000 (2001: $67,541,000). All trade payables are due within one month.

## 9 DEBENTURES

Each debenture holder is entitled to be a debenture member of the Hilltop Country Club (the "Club") subject to the Club Rules and By-laws for so long as the debentures shall remain outstanding, and has the right to use and enjoy all the facilities of the Club free from monthly subscription fees. At 30 June 2002, the Group's debentures were redeemable as follows:

| | **At 30 June 2002** *$'000* | At 31 December 2001 *$'000* |
|---|---|---|
| Within one year | **5,880** | 11,410 |
| In the second year | **3,960** | 4,440 |
| In the third to fifth year | **4,850** | 2,110 |
| | **14,690** | 17,960 |
| Current liabilities | **5,880** | 11,410 |
| Non-current liabilities | **8,810** | 6,550 |
| | **14,690** | 17,960 |

All redeemable debentures are non-interest bearing and may be renewed upon maturity subject to the Group's prior consent.

## 10 SHARE CAPITAL

| | At 30 June 2002 | | At 31 December 2001 | |
|---|---|---|---|---|
| | **No. of shares** | | No. of shares | |
| | ***('000)*** | ***$'000*** | *('000)* | *$'000* |
| ***Authorised:*** | | | | |
| Ordinary shares of $0.50 each | **2,000,000** | **1,000,000** | 2,000,000 | 1,000,000 |
| ***Issued and fully paid:*** | | | | |
| Ordinary shares of $0.50 each | **1,650,658** | **825,329** | 1,650,658 | 825,329 |

At 30 June 2002, there were outstanding share options as follows:

| **Date of grant** | **Exercise price** | **Number of options outstanding at the period end** |
|---|---|---|
| 11 October 1999 | $1.528 | 636,000 |
| 22 October 1999 | $1.530 | 300,000 |
| 1 December 1999 | $1.804 | 144,000 |
| 27 March 2000 | $1.900 | 1,950,000 |
| 1 August 2000 | $0.630 | 552,000 |
| 18 September 2000 | $0.670 | 200,000 |
| | | 3,782,000 |

These share options are exercisable at any time before 29 December 2007.

## 11 RESERVES

| | **Share premium** | **Capital redemption reserve** | **Exchange reserve** | **Goodwill reserve** | **Accumulated losses** | **Total** |
|---|---|---|---|---|---|---|
| | *$'000* | *$'000* | *$'000* | *$'000* | *$'000* | *$'000* |
| At 1 January 2001 | 1,189,721 | 478 | 1,029 | (30,000) | (755,058) | 406,170 |
| Exchange differences | — | — | (374) | — | — | (374) |
| Loss for the period | — | — | — | — | (46,258) | (46,258) |
| At 30 June 2001 | 1,189,721 | 478 | 655 | (30,000) | (801,316) | 359,538 |
| At 1 January 2002 | 1,189,721 | 478 | 790 | (30,000) | (952,754) | 208,235 |
| Exchange differences | — | — | 338 | — | — | 338 |
| Loss for the period | — | — | — | — | (50,888) | (50,888) |
| **At 30 June 2002** | **1,189,721** | **478** | **1,128** | **(30,000)** | **(1,003,642)** | **157,685** |

No dividends were declared or paid during the current or the prior period.

## 12 CONTINGENT LIABILITIES

One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 from that subsidiary in relation to rate changes applied by that subsidiary for services delivered by the content provider. The claimant also disputes traffic volumes generated in the past and claims to have been underpaid by at least US$2,736,125.

Management is studying the allegations raised and is seeking legal advice on the subsidiary's legal rights and liabilities. To date, the basis of the claims has not been sufficiently specified and, pending legal advice, the Group is unable to establish the legitimacy of such claims. In the meantime, no provision has been made in the financial statements in connection with these claims.

## 13 MATERIAL RELATED PARTY TRANSACTIONS

During the period, the Group earned interest income amounting to $91,000 (2001: $238,000) from an associate.

During the period, the Group incurred rental expenses payable to a company controlled by a substantial shareholder of the Company in the amount of $1,422,000 (2001: $372,000). The terms of the tenancy agreement were determined on an arm's length basis.

## 14 POST BALANCE SHEET EVENT

A capital reorganisation scheme was approved by the shareholders at an Extraordinary General Meeting on 11 July 2002 and has subsequently been confirmed by the sanction of an order of the High Court of the Hong Kong Special Administrative Region (the "Court") dated 6 August 2002. The details of the capital reorganisation scheme are as follows:

(a) the authorised share capital of the Company has been reduced from $1,000,000,000, divided into 2,000,000,000 ordinary shares of $0.50 each, to $20,000,000, divided into 2,000,000,000 ordinary shares of $0.01 each. Such reduction was effected by cancelling paid up capital per share by $0.49 on each of the 1,650,658,676 ordinary shares in issue on 6 August 2002, being the date on which the court petition was heard, and by reducing the nominal value of all the issued and unissued ordinary shares of the Company from $0.50 to $0.01 per ordinary share; and

(b) upon such reduction of capital taking effect:

  (i) the authorised share capital of the Company has been increased to its former amount of $1,000,000,000 by the creation of an additional 98,000,000,000 ordinary shares of $0.01 each; and

  (ii) a Special Capital Reserve has been created and credited with an amount equal to the credit arising from the said reduction of capital as detailed in (a) above, which amounted to $808,822,751. Such reserve shall not be treated as realised profit and shall, for as long as the Company shall remain a listed company, be treated as an undistributable reserve. However, the Special Capital Reserve may be reduced by the aggregate of any increase in the issued capital or in the share premium account of the Company resulting from an issue of shares for cash or other new consideration or upon a capitalisation of distributable reserves.

## 15 COMPARATIVE FIGURES

Comparative figures of the condensed consolidated cash flow statement have been adjusted as a result of the adoption of the revised Statement of Standard Accounting Practice 15 "Cash flow statements". Bank overdrafts and loans repayable within three months and the related pledged deposits have been excluded from the calculation of cash and cash equivalents.

# INDEPENDENT REVIEW REPORT

KPMG

***To the Board of Directors of e-New Media Company Limited***

**INTRODUCTION**

We have been instructed by the Company to review the interim financial report set out on pages 1 to 11.

**DIRECTORS' RESPONSIBILITIES**

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants. The interim financial report is the responsibility of, and has been approved by, the directors.

**REVIEW WORK PERFORMED**

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants.

A review consists principally of making enquiries of Group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

**REVIEW CONCLUSION**

On the basis of our review, which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2002.

**KPMG**
*Certified Public Accountants*

Hong Kong, 5 September 2002

## INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the reporting period.

## MANAGEMENT DISCUSSION AND ANALYSIS

### RESULTS AND OVERVIEW

The Group recorded turnover of HK$73,011,000 for the first half of the year and reported an after-tax loss of HK$50,888,000.

Historically, the Group has two core businesses: 1) Telecommunications business - International Premium Rate Services ("IPRS"); 2) Recreational Clubs. Both are affected by the negative market environment. Management's initiative to IPRS is to consolidate the operation but remain firmly committed to the business. While the operation is smaller, all the essential functions are intact so that we would be well positioned to take advantage of market revival.

Management's response to club business is to adapt to changes. The Shanghai Hilltop Country Club is located in the Putuo District and the infrastructure in the area is now gradually improving. Tsuen Wan District where the Hong Kong Hilltop Country Club is located is changing from an industrial to a residential neighbourhood. We are expanding the facilities of the club premises so that it would appeal to a wider customer base.

Our new business focus is on information technology and bio-medical. The current volatile market condition should ultimately provide good investment opportunities. While management has made no new direct investment in the reporting period but will continue to review proposals and evaluate investment opportunities.

***Telecommunications including International Premium Rate Services ("IPRS")***

The difficult trading conditions reported in the 2001 Annual Report continued throughout the reporting period. Telecommunications worldwide reported a continued slump, highlighted further in the USA by the problems encountered by operators of "900" services and the events surrounding the share price collapse and bankruptcies of major US listed telecommunications companies. The ramifications following the dissolution of "Concert" in the last quarter of 2001 and the separation and re-establishment of the international traffic services to possibly be resumed by its constituent parts (British Telecom and AT&T) have also fuelled uncertainty and made the planning of new international traffic flows difficult. Acquisitions of key South Pacific telecommunications companies by major carriers in the regions such as Singtel and Telstra have also to some degree, added a further complication to business relationships.

Within this business environment, management has undertaken further major actions to contain costs, particularly in relation to reducing infrastructure (installed telecommunication switch installations; leased lines; operators; and maintenance arrangements; etc) supporting non-profitable or marginally viable traffic routes and services. Efforts have also continued unabated to collect outstanding and overdue payments from final transit carriers and to hasten traffic declarations from originating and/or intermediate telecommunications companies.

### *Telecommunications including International Premium Rate Services ("IPRS") (continued)*

In line with focusing on a smaller number of higher volume originating markets, management has also been involved and, devoted significant time to seeking to consolidate its relationships with a key group of termination points.

Modest but reasonable progress was also made in the development of Short Message Services ("SMS") business division. SMSinasia is a content aggregator for text-based SMS games / info services, IVRS games / info services, and download services such as operator logos, picture messages and blinking messages. Content providers around the world are putting their contents in our platforms to be marketed and / or distributed in Hong Kong and Singapore. Management is currently looking into setting up similar platforms in Taiwan and China, offering existing contents.

### *Club Operations*

Although Shanghai Hilltop Country Club is located in the Putuo District, which is at the fringe of downtown Shanghai with a lower-middle class neighbourhood, its overall performance has been improving gradually after management implemented a series of cost reduction and sales promotion programmes. With gradual infrastructural improvement in the neighbourhood such as new roads and extension of the urban subway, the traveling time between the club and downtown Shanghai will be shortened. The future demand on leisure facilities in the area is expected to increase eventually.

In Hong Kong, quality services and new marketing programmes have allowed Hong Kong Hilltop Country Club to maintain a stable performance in the reporting period. As Tsuen Wan is gradually being transformed from an industrial to a residential neighbourhood, the quality of life in the neighbourhood is anticipated to improve together with the future demand of clubhouse facilities. Furthermore, with the completion of West Railway development, it would definitely bring more traffic to Tsuen Wan and provide further opportunities for the club to expand its customer base.

In response to the changing business and demographic environment of both clubs, management is initiating plans to ensure our club premises appeal to new and wider customer base. Management is aiming to transform the traditional recreational country clubs into modern and diversified leisure facilities with plans to introduce spa and health and beauty treatment services.

### *Other Investments*

The first half of 2002 was characterized by worldwide negative sentiment and the risk of global recession. The major equity markets in the world all experienced significant fall in capitalization values. In the reporting period, management adopted a conservative strategy and did not make any new investments, other than completing its commitment made in 2001 in acquiring 20% of the enlarged share capital of Beijing Smartdot Technologies Ltd. The investment in ChinaPay.com Holdings Limited, which was established with the aim of building a unified national bank payment system in cooperation with other strategic partners in the PRC, is in progress and on schedule to complete in the second half of the year. The current investment portfolio of the Group, which now mainly comprises companies in the medical and information technology business, in general, has performed satisfactorily in the reporting period. Under the prevailing environment, management believes that it is of critical importance to preserve the Group's cash holding and shall continue the pursuit for investment opportunities in information technology and bio-medical in the Greater China Region.

## CAPITAL REORGANISATION SCHEME

A capital reorganisation scheme was approved by the shareholders at an Extraordinary General Meeting on 11 July 2002 and later confirmed by the sanction of a Court Order dated 6 August 2002. Under the capital reorganisation scheme, the Company reduced the nominal value of all its shares from HK$0.50 to HK$0.01 per share resulting in a reduction of the authorised and issued share capital to HK$20,000,000 and HK$16,507,000 respectively. Furthermore, the authorised share capital of the Company was immediately restored to the original amount of HK$1,000,000,000 by the creation of an additional 98,000,000,000 ordinary shares of HK$0.01 each. A Special Capital Reserve has been created and credited with HK$808,823,000 arising from the reduction of the issued share capital.

The capital reorganisation scheme is in place to facilitate the future issue of shares as and when required.

## LIQUIDITY AND FINANCIAL POSITION

The Group continues to maintain a position of financial stability underpinned by a cash holding of HK$642,266,000. As at 30 June 2002, the Group's total borrowings stand at HK$67,352,000 (31 December 2001: HK$69,853,000) with HK$58,542,000 repayment falling due within one year. The Group's gearing ratio, resulting from a comparison of the Group's total borrowings with total equity, was 6.9% at the interim period end date (31 December 2001: 6.8%). The current ratio at 30 June 2002 was 4.7 times (31 December 2001: 5.7 times).

As at 30 June 2002, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars and United States dollars and exchange differences were reflected in the interim financial report. All remaining borrowings of the Group are either interest free or on a floating rate basis.

In the reporting period, the Group did not resort to acquiring any financial instruments for hedging purposes.

## PLEDGE OF ASSETS

Pledge of the Group's fixed deposits of US$6,110,000 (31 December 2001: US$6,110,000) and corporate guarantees were given to bankers to secure short term loans, bank overdrafts and factoring facilities to the extent of US$11,600,000 as at 30 June 2002 (31 December 2001: US$11,600,000).

## EMPLOYEE AND REMUNERATION POLICIES

At the date of this report, the Group employs a total of 240 full time staff with its main workforce stationed in the Group's offices in Hong Kong. The Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, external training support, and a performance based share option scheme.

## AUDIT COMMITTEE

The Group's Audit Committee, established in 1999, continues to exercise its authority to review and supervise the financial reporting process and internal control system of the Group.

## DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SHARES

Directors who held office at 30 June 2002 had the following interests in the issued share capital of the Company as recorded in the register maintained by the Company pursuant to section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"):

| | **Ordinary shares of HK$0.50 each** | |
|---|---|---|
| | ***Personal interests*** | ***Corporate interests*** |
| Joseph LEUNG Wing-kong | — | 200,000 |
| CHAO Cheng-fen | 1,383,920 | — |

Save as disclosed above, no director, chief executive or any of their associates had any beneficial or non-beneficial interests in the share capital of the Company or any of its associated corporations as defined in the SDI Ordinance.

## SHARE OPTION SCHEME

In an Extraordinary General Meeting of the Company held on 14 June 2002 the shareholders of the Company formally approved the termination of the share option scheme adopted on 30 December 1997 (the "Old Scheme") and the adoption of a new share option scheme (the "New Scheme"), in compliance with the amended Chapter 17 of the Listing Rules. A summary of the principal terms of the New Scheme was sent to the shareholders of the Company in a circular dated 28 May 2002. All new options shall be granted under the terms and conditions of the New Scheme. No options have yet been granted under the New Scheme.

All outstanding options granted under the Old scheme shall remain valid and exercisable under the provisions of the granting scheme.

Details of the outstanding share options as at 30 June 2002 were as follows:

| | Number of options outstanding at the beginning of the period | Number of options lapsed during the period | Number of options outstanding at the period end | Date granted | Price per share on exercise of options |
|---|---|---|---|---|---|
| *Granted under the Old Scheme:* | | | | | |
| **Directors** | | | | | |
| Cecilia IP Lai-ching *(note)* | 4,300,000 | 4,300,000 | — | 11 October 1999 | HK$1.528 |
| **Employees** | 4,956,000 | 1,174,000 | 3,782,000 | 11 October 1999 to 18 September 2000 | HK$0.63 to HK$1.90 |

*Note:* Ms Cecilia IP Lai-ching resigned as a director of the Company with effect from 31 December 2001. Pursuant to the terms of the Old Scheme, options held by Ms IP lapsed on 31 January 2002.

Share options under the Old Scheme are exercisable before 29 December 2007.

## DIRECTORS' AND CHIEF EXECUTIVES' RIGHTS TO ACQUIRE SHARES

Save as disclosed above, at no time during the period was the Company, or its subsidiaries a party to any arrangements to enable the directors or chief executives of the Company or any of their spouses or children under 18 years of age, to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate.

## SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

At 30 June 2002, the following parties had registered an interest of 10% or more in the share capital of the Company under section 16(1) of the Securities (Disclosure of Interests) Ordinance.

| | **Ordinary shares held** | **Percentage of total issued shares** |
|---|---|---|
| Solution Bridge Limited | 408,757,642 | 24.8 |
| Ms Nina KUNG *(note)* | 571,642,145 | 34.6 |

*Note:* The interests disclosed under Ms Nina KUNG represent her deemed interests in the shares of the Company by virtue of her interest in Solution Bridge Limited and another shareholder.

Save as disclosed above, there were no other parties who were known to the directors to be the registered holders or have any interest or right to subscribe for 10% or more of the issued share capital of the Company at 30 June 2002.

## DEALINGS IN THE COMPANY'S SHARES

There was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed shares during the six months ended 30 June 2002.

## COMPLIANCE WITH CODE OF BEST PRACTICE

None of the directors are aware of any information that would reasonably indicate that the Company is not or was not for any part of the six months ended 30 June 2002 in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
**James C. Ng**
*Chief Executive Officer*

Hong Kong, 5 September 2002

## 於本公司股本之主要權益

於二零零二年六月三十日，根據《證券（披露權益）條例》第16(1)條之規定須予登記之權益，以下人士擁有本公司10%或以上股本。

| | 所持普通股數目 | 佔已發行股份總數之百分比 |
|---|---|---|
| Solution Bridge Limited | 408,757,642 | 24.8 |
| 龔如心女士*（附註）* | 571,642,145 | 34.6 |

*附註：* 龔如心女士名下所披露之權益為因彼於Solution Bridge Limited與另一股東所持有之權益，而被視為龔如心女士於本公司股份所持有之權益。

除上文所披露者外，就各董事所知，概無任何人士於二零零二年六月三十日為登記股東或享有任何權益或有權認購超過或相等於本公司10%之已發行股本。

## 購買本公司股份

本公司或其任何附屬公司在截至二零零二年六月三十日止六個月期間內，概無購買、出售或贖回本公司任何上市股份。

## 遵守最佳應用守則

概無董事知悉任何資料足以合理地顯示本公司於截至二零零二年六月三十日止六個月內任何期間未有遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

承董事會命
*行政總裁*
**吳智明**

香港，二零零二年九月五日

## 購股權計劃

為符合上市規則之經修訂第17章之規定，本公司於二零零二年六月十四日舉行之股東特別大會上，本公司股東正式批准終止於一九九七年十二月三十日採納之購股權計劃(「舊計劃」)，並採納一項新購股權計劃(「新計劃」)。新計劃之主要條款概要已以通函於二零零二年五月二十八日寄發予本公司股東。所有新購股權將根據新計劃之條款及條件授出，惟現時仍未有根據新計劃授出購股權。

所有根據舊計劃授出之尚未行使購股權仍然有效，並可根據授出計劃之條文行使。

於二零零二年六月三十日尚未行使之購股權詳情如下：

| | 期初尚未行使之購股權數目 | 期內失效之購股權數目 | 期終尚未行使之購股權數目 | 授出日期 | 行使購股權時須支付之每股價格 |
|---|---|---|---|---|---|
| **根據舊計劃授出：** | | | | | |
| **董事** | | | | | |
| 葉麗菁*(附註)* | 4,300,000 | 4,300,000 | — | 一九九九年十月十一日 | 1.528港元 |
| **僱員** | 4,956,000 | 1,174,000 | 3,782,000 | 一九九九年十月十一日至二零零零年九月十八日 | 0.63港元至1.90港元 |

*附註：* 葉麗菁女士於二零零一年十二月三十一日，辭任本公司董事一職。根據舊計劃之條款，葉女士持有之購股權已於二零零二年一月三十一日失效。

根據舊計劃授出之購股權可於二零零七年十二月二十九日前行使。

## 董事及行政人員購買股份之權利

除上文所披露者外，本公司或其附屬公司於本期內任何時間概無參與訂立任何協議，令本公司董事或行政人員或任何彼等之配偶或十八歲以下子女，可藉購買本公司或任何其他法人團體之股份或債券而獲益。

## 審核委員會

本集團之審核委員會於一九九九年成立，並繼續行使其權力，審閱及監察本集團之財務申報過程及內部監控系統。

## 董事及行政人員於股份之權益

於二零零二年六月三十日，根據《證券(披露權益)條例》(「《披露權益條例》」)第29條規定而設置之本公司登記冊所載，在任董事持有本公司已發行股份之權益如下：

| | 每股面值0.50港元之普通股 | |
|---|---|---|
| | 個人權益 | 公司權益 |
| 梁榮江 | — | 200,000 |
| 趙承汾 | 1,383,920 | — |

除上文所披露外，各董事、行政人員或任何彼等之聯繫人士概無在本公司或任何其相聯公司(定義見《披露權益條例》)之股本中，擁有任何其他實益或非實益權益。

## 股本重組計劃

股東於二零零二年七月十一日之股東特別大會批准一項股本重組計劃，並於二零零二年八月六日獲法院頒令確認。根據股本重組計劃，本公司已將其所有股份之面值由每股0.50港元削減至0.01港元，使法定及已發行股本分別減少至20,000,000港元及16,507,000港元。此外，本公司之法定股本藉增設額外98,000,000,000股每股面值0.01港元之普通股，即時回復至原本金額1,000,000,000港元。本公司並增設一項特殊資本儲備，並將就削減已發行股本所產生之808,823,000港元撥入該特殊資本儲備。

此項股本重組計劃之執行為方便在未來有需要時發行股份。

## 流動資金及財務狀況

本集團之財務狀況持續穩健，持有642,266,000港元現金。於二零零二年六月三十日，本集團之借貸總額為67,352,000港元(二零零一年十二月三十一日：69,853,000港元)，其中58,542,000港元須於一年內到期償還。於中期報告結算日，本集團之資本負債比率(即本集團之借貸總額與股東權益總額之比率)為6.9%(二零零一年十二月三十一日：6.8%)。於二零零二年六月三十日之流動比率為4.7倍(二零零一年十二月三十一日：5.7倍)。

於二零零二年六月三十日，本集團之借貸及銀行結餘主要以港元及美元為單位，而滙兑差額已於中期財務報告內反映。本集團之餘下借款均為免息或以浮息計算。

於報告期間，本集團並無購入任何金融工具作對沖用途。

## 資產抵押

本集團於二零零二年六月三十日抵押其定期存款6,110,000美元(二零零一年十二月三十一日：6,110,000美元)及向銀行提供公司擔保，取得金額達11,600,000美元(二零零一年十二月三十一日：11,600,000美元)之短期貸款、銀行透支及讓售信貸之融資。

## 僱員及酬金政策

於本報告刊發日期，本集團合共聘用240名全職僱員，大部份駐於本集團之香港辦事處。本集團之酬金政策乃按僱員表現計算，並符合各有關地區之薪酬趨勢。本集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、外部訓練支援，以及根據表現授予之購股權計劃。

### 電訊(包括國際電訊增值服務)(「IPRS」)*(續)*

為集中發展於小數發放量較高之電訊市場，管理層已投入大量時間以鞏固本集團與主要最終傳訊點之關係。

本集團在發展Short Message Services(「SMS」)業務方面，取得溫和及合理之發展。SMSinasia作為內容收集商，集合了以文本為主之短訊服務遊戲／資訊服務、IVRS遊戲／資訊服務，以及如屏幕圖案，圖案短訊及動感短訊等下載服務。全球有不同地方之內容供應商於本集團之平台上提供內容，藉以於香港及新加坡作推廣及／或發放。本集團現正朝著於台灣及中國設立類似平台，以提供現有內容之方向邁進。

### 俱樂部業務

雖然上海顯達鄉村俱樂部位於鄰近上海中心區邊緣之普陀區，然而，經管理層實施一系列成本削減及銷售推廣計劃後，其整體業績表現已逐步有所增長。隨著鄰近地區之基建設施不斷改善，如興建新道路及擴充市區隧道，將會縮短俱樂部與上海中心之往來時間。預期日後該區對消閒設施之需求，會日見殷切。

就香港而言，藉著提供優質服務及新市場推廣計劃，香港顯達鄉村俱樂部於呈報期間得以保持穩定表現。由於荃灣逐漸由工業區轉型為住宅區，故預期該區之生活質素將會提升，且日後會增加對俱樂部設施之需求。此外，完成西區鐵路發展項目，定會令荃灣更熙來攘往，進一步為俱樂部提供機會，擴充客戶基礎。

為應付兩個俱樂部身處之商業環境及人口分佈之改變，管理層初步制定計劃，確保本集團之俱樂部能吸引更多新客戶。管理層之目標，是要將傳統消閒鄉村俱樂部，改為各樣消閒設施包羅萬有之現代化鄉村俱樂部，並計劃引進水療浴及美容護理服務。

### 其他投資

二零零二年上半年，全球瀰漫著一片消極氣氛及全球經濟衰退之風險。世界主要股市都曾經歷市值大幅下挫之情況。於呈報期間，除履行於二零零一年之承諾，即收購Beijing Smartdot Technologies Ltd.經擴大股本之20%外，管理層採取了保守策略，不曾進行任何新投資。本集團於ChinaPay.com Holdings Limited作出之投資，預期於本年度下半年完成。ChinaPay.com Holdings Limited成立之目的，是與中國其他策略性夥伴合作，建立一個統一性之銀行付款系統。於本呈報期內，本集團現時投資組合主要為資訊科技及醫藥，其整體業績表現理想。在現時之經濟環境下，管理層相信，本集團須保持現金持有量，並將持續尋求於大中華區之資訊科技及生物醫藥行業之投資機會。

## 中期股息

董事並不建議就報告期間派發中期股息。

## 管理層討論及分析

### 業績及概覽

本集團於本年度上半年錄得營業額73,011,000港元，除稅後虧損為50,888,000港元。

本集團歷來有兩項核心業務：1)電訊業務－國際電訊增值服務(「IPRS」)；2)消閒俱樂部。這兩項業務均受到不利之市場環境所影響。對於IPRS，管理層在致力發展之前提下作業務重組。儘管IPRS業務規模減小，但所有重要功能均一應俱全，令本集團有充份準備，把握市場復甦之良機。

管理層對俱樂部業務採取隨商機而作出相應策略之營運方針。上海顯達鄉村俱樂部位於普陀區，該區之基建設施現正逐步改善中。香港顯達鄉村俱樂部則座落於荃灣區，而該區正由工業區轉型為住宅區。本集團正著手擴充俱樂部之設施，以迎合更廣泛客戶需求。

本集團之新業務目標為資訊科技及生物醫藥。現時波動之市場環境，最終應會帶來投資良機。儘管管理層於呈報期間並無進行任何新直接投資，惟將繼續檢閱及評估投資方案。

### 電訊(包括國際電訊增值服務)(「IPRS」)

二零零一年年報所述之艱難營運狀況，於整段呈報期間仍然持續。全球電訊業持續蕭條，尤以美國為甚。這是由於「900」傳訊號碼服務經營商所面對之問題，以及大型上市電訊公司股價急瀉，甚至破產所致。因二零零一年第四季「Concert」之解散，以及「Concert」前成員(British Telecom及AT&T)可能重新建立及分拆其國際通訊服務，均使情況更不明朗及令計劃新國際通訊路線更顯困難。大型電訊公司如Singtel及Telstra收購南太平洋區內之主要電訊公司，亦使業務關係上增添複雜性。

在此經營環境下，管理層已進一步實行相應之控制成本行動，尤其是減少支援那些無利可圖或僅可維持操作之路線及服務之基建設施(如安裝電訊裝置、租用傳送線路、話務員及保養安排等)。本集團一直致力向最終轉駁電訊公司追收仍未支付及已逾期之款項，並催促發放及／或轉駁電訊公司報告傳輸數據。

KPMG

致安寧數碼科技有限公司董事會

## 引言

我們接受 貴公司指示審閱了列載於第1頁至第11頁之中期財務報告。

## 董事之責任

根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)，上市公司必須以符合上市規則中相關之規定及香港會計師公會所發出之《會計實務準則》第25號－「中期財務報告」之規定編製中期財務報告。中期財務報告由董事負責，並由董事核准通過。

## 審閱工作

我們是按照香港會計師公會所發出之《核數準則》第700號－「中期財務報告之審閱」進行審閱。

審閱工作主要包括向集團管理層作出查詢及分析中期財務報告，評估財務報告中會計政策是否貫徹運用，賬項編列是否一致；賬項中另有説明之情況則除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱之範圍遠較審核小，所給予之保證程度也較審核低，由此，我們不會對中期財務報告發表審核意見。

## 結論

根據這項不構成審核之審閱工作，我們並沒有察覺截至二零零二年六月三十日止六個月之中期財務報告須要作出任何重大之修訂。

**畢馬威會計師事務所**
*執業會計師*

香港，二零零二年九月五日

## 12 或然負債

於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司申索賠償1,500,000美元（指稱該附屬公司對該內容供應商所提供之服務所採用結算率有變而產生）。該申索人亦爭議過去所提供之傳送量，並聲稱少收最少2,736,125美元。

管理層正研究該等指稱，並就該附屬公司之法律權利及責任尋求法律意見。迄今，該等索償之基準並未被充分列明，且本集團未能確立有關索償之合法理據，並有待法律意見。因此，並無於財務報表內就該等索償作任何撥備。

## 13 重大關連人士交易

本期內，本集團向一間聯營公司收取利息收入91,000元（二零零一年：238,000元）。

本期內，本集團應付一間由本公司一名主要股東控制之公司之租金開支共1,422,000元（二零零一年：372,000元）。租務協議之條款乃按公平原則磋商基準釐定。

## 14 結算日後事項

股東於二零零二年七月十一日之股東特別大會批准一項股本重組計劃，並其後獲香港特別行政區高等法院（「法院」）於二零零二年八月六日頒命確認。股本重組計劃之詳情如下：

(a) 本公司之法定股本由1,000,000,000元（分為2,000,000,000股每股面值0.50元之普通股）減至20,000,000元（分為2,000,000,000股每股面值0.01元之普通股）。該項削減是透過註銷於二零零二年八月六日（即法院聆訊呈請日期）之已發行普通股1,650,658,676股每股中之已繳足股本0.49元，及削減本公司所有已發行及未發行普通股之面值，由每股普通股0.50元減至0.01元；及

(b) 於該削減股本生效後：

(i) 本公司藉增設額外98,000,000,000股每股面值0.01元之普通股，使法定股本增加至其原本金額1,000,000,000元；及

(ii) 增設一項相等於上述削減股本之特殊資本儲備（誠如上文(a)所詳述），即808,822,751元。該儲備不得視為已變現溢利及只要本公司仍為一間上市公司，須視為不可分派儲備。然而，特殊資本儲備之金額可藉因發行股份以換取現金或其他新代價，或在將可分派儲備資本化所產生之本公司已發行股本或股份溢價之任何增加總額而減少。

## 15 比較數字

因採用經修訂《會計實務準則》第15號「現金流量表」後，簡明綜合現金流量表之比較數字已予調整。銀行透支及於三個月內應償還之貸款，及有關之已抵押存款已於計算現金及現金等值時剔除。

## 10 股本

| | 於二零零二年六月三十日 股份數目 (千股) | 於二零零二年六月三十日 千元 | 於二零零一年十二月三十一日 股份數目 (千股) | 於二零零一年十二月三十一日 千元 |
|---|---|---|---|---|
| *法定：* | | | | |
| 每股面值0.50元之普通股 | **2,000,000** | **1,000,000** | 2,000,000 | 1,000,000 |
| *已發行及繳足：* | | | | |
| 每股面值0.50元之普通股 | **1,650,658** | **825,329** | 1,650,658 | 825,329 |

於二零零二年六月三十日，尚未行使之購股權如下：

| 授出日期 | 行使價 | 期終尚未行使之購股權數目 |
|---|---|---|
| 一九九九年十月十一日 | 1.528元 | 636,000 |
| 一九九九年十月二十二日 | 1.530元 | 300,000 |
| 一九九九年十二月一日 | 1.804元 | 144,000 |
| 二零零零年三月二十七日 | 1.900元 | 1,950,000 |
| 二零零零年八月一日 | 0.630元 | 552,000 |
| 二零零零年九月十八日 | 0.670元 | 200,000 |
| | | 3,782,000 |

該等購股權可於二零零七年十二月二十九日前行使。

## 11 儲備

| | 股份溢價 千元 | 資本贖回儲備 千元 | 滙兑儲備 千元 | 商譽儲備 千元 | 累計虧損 千元 | 總額 千元 |
|---|---|---|---|---|---|---|
| 於二零零一年一月一日 | 1,189,721 | 478 | 1,029 | (30,000) | (755,058) | 406,170 |
| 滙兑差額 | — | — | (374) | — | — | (374) |
| 本期內虧損 | — | — | — | — | (46,258) | (46,258) |
| 於二零零一年六月三十日 | 1,189,721 | 478 | 655 | (30,000) | (801,316) | 359,538 |
| 於二零零二年一月一日 | 1,189,721 | 478 | 790 | (30,000) | (952,754) | 208,235 |
| 滙兑差額 | — | — | 338 | — | — | 338 |
| 本期內虧損 | — | — | — | — | (50,888) | (50,888) |
| **於二零零二年六月三十日** | **1,189,721** | **478** | **1,128** | **(30,000)** | **(1,003,642)** | **157,685** |

本期間或上個期間並無宣派或派發任何股息。

## 7 應收賬款及其他應收款項

應收賬款及其他應收款項包括應收賬款(扣除呆壞賬撥備)，其賬齡分析如下：

| | 於二零零二年六月三十日 千元 | 於二零零一年十二月三十一日 千元 |
|---|---|---|
| 0－1個月 | **5,456** | 14,474 |
| 2－3個月 | **8,594** | 9,724 |
| 3個月以上 | **9,649** | 1,945 |
| 應收賬款總額 | **23,699** | 26,143 |
| 按金、預付款項及其他應收款項 | **43,203** | 44,943 |
| | **66,902** | 71,086 |

本集團與貿易客戶維持一套既定信貸政策，按業務給予不同信貸期。在給予信貸期時，會考慮個別客戶之財務能力及與其之經商年期。主要應收款項均作定期評估。

## 8 應付賬款及其他應付款項

應付賬款及其他應付款項包括應付賬款73,323,000元(二零零一年：67,541,000元)。所有應付賬款均於一個月內到期。

## 9 債券

債券持有人可以成為顯達鄉村俱樂部(「俱樂部」)之會員，在債券未贖回期間及符合俱樂部規章及細則之條件下，可享用俱樂部設施及免交月費。於二零零二年六月三十日，本集團之債券可於下列期間贖回：

| | 於二零零二年六月三十日 千元 | 於二零零一年十二月三十一日 千元 |
|---|---|---|
| 一年內 | **5,880** | 11,410 |
| 於第二年 | **3,960** | 4,440 |
| 第三年至第五年 | **4,850** | 2,110 |
| | **14,690** | 17,960 |
| 流動負債 | **5,880** | 11,410 |
| 非流動負債 | **8,810** | 6,550 |
| | **14,690** | 17,960 |

所有可贖回債券均為免息，並可於到期時經本集團同意後予以續期。

## 3 除稅前虧損

除稅前虧損已扣除／(計入)下列各項：

| | 截至六月三十日止六個月 | |
|---|---|---|
| | 二零零二年 | 二零零一年 |
| | 千元 | 千元 |
| 商譽攤銷 | **907** | — |
| 折舊 | **6,442** | 7,001 |
| 股息收入 | **(1,259)** | (1,882) |
| 利息收入 | **(6,064)** | (23,650) |
| 借貸利息 | **1,354** | 3,458 |
| 滙兌收益淨額 | **(336)** | (289) |
| 出售固定資產之虧損淨額 | **44** | 2,058 |
| 證券投資之已變現及未變現虧損淨額 | **18,721** | 46,667 |

## 4 稅項

綜合收益表之稅項為撥回過往年度超額撥備之海外稅項。

由於本集團各公司於本期內並無賺取應課稅之溢利或由上期結轉之稅務虧損已足以抵銷本期內之應課稅溢利，因此於截至二零零二年六月三十日止六個月之綜合收益表內並無作出利得稅之撥備。

## 5 每股虧損

*(a) 每股基本虧損*

每股基本虧損乃根據股東應佔虧損50,888,000元(二零零一年：46,258,000元)及期內已發行普通股1,650,658,000股(二零零一年：1,650,658,000股)計算。

*(b) 每股攤薄虧損*

由於有關本公司購股權之潛在發行普通股，不會造成每股虧損增加，因此對每股攤薄虧損之計算並無攤薄之影響。

## 6 固定資產

董事認為土地及樓宇及投資物業之公開市值自二零零一年十二月三十一日以來並無重大變動。

## 2 分類資料

於財政期間，本公司及其附屬公司之業務按主要活動及地區劃分如下：

*主要活動*

| | 集團營業額 | | 經營虧損之貢獻 | |
|---|---|---|---|---|
| | 截至六月三十日止六個月 | | 截至六月三十日止六個月 | |
| | 二零零二年 | 二零零一年 | 二零零二年 | 二零零一年 |
| | *千元* | *千元* | *千元* | *千元* |
| 提供電訊及數據服務 | **53,602** | 228,165 | **(22,598)** | 6,347 |
| 經營俱樂部 | **12,086** | 13,806 | **(5,240)** | (5,695) |
| 投資控股及證券買賣 | **7,323** | 25,507 | **(18,906)** | (21,136) |
| 提供電子商貿技術 | **—** | — | **(643)** | (17,343) |
| | **73,011** | 267,478 | **(47,387)** | (37,827) |
| 其他集團開支 | | | **(2,218)** | (4,983) |
| | | | **(49,605)** | (42,810) |

*經營地區*

| | 集團營業額 | |
|---|---|---|
| | 截至六月三十日止六個月 | |
| | 二零零二年 | 二零零一年 |
| | *千元* | *千元* |
| 香港特別行政區(「香港特區」) | **18,616** | 38,431 |
| 中華人民共和國(不包括香港特區) | **1,734** | 1,271 |
| 日本 | **18,695** | 88,507 |
| 其他亞太地區 | **2,972** | 13,514 |
| 歐洲 | **27,160** | 44,688 |
| 北美洲 | **2,575** | 72,976 |
| 其他 | **1,259** | 8,091 |
| | **73,011** | 267,478 |

*(以港元呈列)*

## 1 編製基準

本中期財務報告乃未經審核，惟畢馬威會計師事務所已根據香港會計師公會(「香港會計師公會」)頒佈之《核數準則》第700號「中期財務報告之審閱」進行審閱。畢馬威會計師事務所致董事會之獨立審閱報告已載於第12頁。

本中期財務報告乃根據香港聯合交易所有限公司主板上市規則之規定編製而成，包括符合香港會計師公會頒佈之《會計實務準則》第25號「中期財務報告」。

中期財務報告所載有關截至二零零一年十二月三十一日止財政年度之財務資料，並不構成本公司在該財政年度之法定財務報表，惟這些財務資料均源自該等財務報表。截至二零零一年十二月三十一日止年度之法定財務報表可於本公司之註冊辦事處索取。核數師已在其二零零二年四月十五日之報告中，就該等財務報表發表無保留意見。

本中期財務報告與二零零一年度財務報表均採用相同之會計政策。本集團採納了於二零零二年一月一日起生效新編製及經修訂之《會計實務準則》(「會計實務準則」)。除附註15所列明之情況外，採納該等新編製及經修訂之會計實務準則對本集團於截至二零零二年六月三十日止六個月之財務業績並無任何重大影響。

# 簡明綜合現金流量表

*截至二零零二年六月三十日止六個月－未經審核*

*（以港元呈列）*

| | 截至六月三十日止六個月 | |
|---|---|---|
| | 二零零二年 | 二零零一年 |
| | 千元 | 千元 |
| 經營業務之現金（流出）／流入淨額 | **(12,450)** | 30,191 |
| 投資活動之現金流入／（流出）淨額 | **1,244** | (19,267) |
| 融資活動之現金流出淨額 | **(3,854)** | (3,603) |
| 現金及現金等值（減少）／增加 | **(15,060)** | 7,321 |
| 滙率影響 | **54** | 344 |
| 於一月一日之現金及現金等值 | **609,736** | 810,434 |
| 於六月三十日之現金及現金等值 | **594,730** | 818,099 |

第6至11頁之附註屬本中期財務報告之一部份。

# 綜合資產負債表

*二零零二年六月三十日－未經審核(續)*
*(以港元呈列)*

| | 附註 | 於二零零二年六月三十日 千元 | 千元 | 於二零零一年十二月三十一日 千元 | 千元 |
|---|---|---|---|---|---|
| **總資產減流動負債承前** | | | **991,913** | | 1,040,209 |
| **非流動負債** | | | | | |
| 債券 | 9 | **8,810** | | 6,550 | |
| 遞延稅項 | | **89** | | 95 | |
| | | | **8,899** | | 6,645 |
| **資產淨值** | | | **983,014** | | 1,033,564 |
| **資本及儲備** | | | | | |
| 股本 | 10 | | **825,329** | | 825,329 |
| 儲備 | 11 | | **157,685** | | 208,235 |
| | | | **983,014** | | 1,033,564 |

第6至11頁之附註屬本中期財務報告之一部份。

# 綜合資產負債表

*二零零二年六月三十日－未經審核*

*(以港元呈列)*

| | 附註 | 於二零零二年六月三十日 千元 | 於二零零二年六月三十日 千元 | 於二零零一年十二月三十一日 千元 | 於二零零一年十二月三十一日 千元 |
|---|---|---|---|---|---|
| **非流動資產** | | | | | |
| 固定資產 | 6 | | | | |
| －投資物業 | | | 3,600 | | 3,600 |
| －其他物業及設備 | | | 182,341 | | 188,376 |
| | | | 185,941 | | 191,976 |
| 於聯營公司之權益 | | | 28,969 | | 4,636 |
| 於共同控制公司之權益（悉數撥備） | | | — | | — |
| 投資證券 | | | 56,696 | | 56,696 |
| 其他投資 | | | 36,175 | | 51,175 |
| | | | 307,781 | | 304,483 |
| **流動資產** | | | | | |
| 短期投資 | | 160,337 | | 164,067 | |
| 存貨 | | 386 | | 452 | |
| 應收賬款及其他應收款項 | 7 | 66,902 | | 71,086 | |
| 已抵押存款 | | 47,536 | | 47,536 | |
| 現金及銀行結存 | | 594,730 | | 609,736 | |
| | | 869,891 | | 892,877 | |
| **流動負債** | | | | | |
| 銀行貸款及透支－已抵押 | | 47,455 | | 46,686 | |
| 應付賬款及其他應付款項 | 8 | 121,625 | | 88,387 | |
| 債券之即期部份 | 9 | 5,880 | | 11,410 | |
| 其他貸款－無抵押 | | 5,207 | | 5,207 | |
| 稅項 | | 5,592 | | 5,461 | |
| | | 185,759 | | 157,151 | |
| **流動資產淨值** | | | 684,132 | | 735,726 |
| **總資產減流動負債結轉** | | | 991,913 | | 1,040,209 |

# 股東權益變動表

*截至二零零二年六月三十日止六個月－未經審核*
*(以港元呈列)*

| | | 截至六月三十日止六個月 | |
|---|---|---|---|
| | | 二零零二年 | 二零零一年 |
| | *附註* | *千元* | *千元* |
| 股東權益總額－期初結餘 | | **1,033,564** | 1,231,499 |
| 未於收益表確認之收益／(虧損)淨額－滙兑差額 | 11 | **338** | (374) |
| 期內虧損淨額 | 11 | **(50,888)** | (46,258) |
| 股東權益總額－期終結餘 | | **983,014** | 1,184,867 |

第6至11頁之附註屬本中期財務報告之一部份。

安寧數碼科技有限公司(「本公司」)董事會(「董事會」)宣佈本公司及其附屬公司(「本集團」)截至二零零二年六月三十日止六個月之未經審核綜合中期業績，連同二零零一年同期之未經審核比較數字。

## 綜合收益表

*截至二零零二年六月三十日止六個月－未經審核*

*(以港元呈列)*

| | 附註 | 截至六月三十日止六個月<br>二零零二年<br>千元 | <br>二零零一年<br>千元 |
|---|---|---|---|
| 營業額 | 2 | **73,011** | 267,478 |
| 銷售成本 | | **(55,870)** | (184,893) |
| 毛利 | | **17,141** | 82,585 |
| 其他收益 | | **2,734** | 361 |
| 其他虧損淨額 | | **(18,763)** | (48,436) |
| 銷售及行政費用 | | **(42,587)** | (59,289) |
| 其他經營費用 | | **(8,130)** | (18,031) |
| 經營虧損 | 2 | **(49,605)** | (42,810) |
| 融資成本 | 3 | **(1,354)** | (3,458) |
| 應佔聯營公司溢利減虧損 | | **24** | 1,719 |
| 應佔共同控制公司虧損 | | **—** | (1,709) |
| 除稅前虧損 | 3 | **(50,935)** | (46,258) |
| 稅項 | 4 | **47** | — |
| 股東應佔期內虧損 | | **(50,888)** | (46,258) |
| 每股虧損 | | | |
| －基本及攤薄 | 5 | **(3.08)仙** | (2.80)仙 |

第6至11頁之附註屬本中期財務報告之一部份。

**enewmedia**

# 2002

# 中期業績報告

安寧數碼科技有限公

The Standard, 1st November 2002

**enewmedia**

## e-New Media Company Limited

*(Incorporated in Hong Kong with limited liability)*

### Announcement

The Board of Directors (the "Board") of e-New Media Company Limited (the "Company") announces the following changes in Directors:

1. Mr. Yeung Wing Tung has been appointed as Executive Director of the Company with effect from 1st November 2002.
2. Mr. Keung Sui Leung has resigned as Executive Director of the Company with effect from 1st November 2002.

The Board would like to express its sincere and utmost gratitude to Mr. Keung for this invaluable contributions to the Company during his tenure and to welcome Mr. Yeung to the Board.

By Order of the Board
**Cheng Pui Man**
*Company Secretary*

Hong Kong, 31st October 2002

Hong Kong Economic Times, 1st November 2002

**enewmedia**

## 安寧數碼科技有限公司

(於香港註冊成立之有限公司)

### 公 佈

安寧數碼科技有限公司(「本公司」) 董事會(「董事會」)現宣佈董事人事變動如下：

1. 楊永東先生獲委任為本公司執行董事，由二零零二年十一月一日生效。
2. 姜瑞良先生辭任本公司執行董事，由二零零二年十一月一日生效。

董事會謹向姜先生在任期間對本公司作出之寶貴貢獻致以真誠及衷心之謝意；及歡迎楊先生加入董事會。

承董事會命
公司秘書
鄭佩敏

香港，二零零二年十月三十一日

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

03 JAN 13 AM 1:10

**enewmedia**

# e-New Media Company Limited

*(Incorporated in Hong Kong with limited liability)*

## Connected Transaction

The board of directors (the "**Board**") of e-New Media Company Limited (the "**Company**") announces that Wintalent International Limited ("**Wintalent**"), a wholly-owned subsidiary of the Company, entered into a subscription agreement on 16 December, 2002 (the "**Subscription Agreement**") with Genovate Biotechnology Co., Ltd., ("**Genovate**") a company incorporated under the laws of Taiwan with limited liability in relation to the subscription of up to 12 million new shares (the "**Transaction**") out of the 20.1 million new shares to be issued by Genovate ("**Capital Increase**"). As the controlling shareholder of the Company is also a substantial shareholder of Genovate, the Transaction constitutes a connected transaction for the Company under Rule 14.23(1)(b) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

The Board announces that Wintalent, a wholly-owned subsidiary of the Company, entered into the Subscription Agreement on 16 December, 2002 with Genovate, a company incorporated under the laws of Taiwan with limited liability in relation to the subscription of up to 12 million new ordinary shares (the "**Subscription Shares**") out of the 20.1 million new shares to be issued by Genovate under a private placement. The Subscription Shares shall form 14.4% of the enlarged total issued share capital of Genovate, and the balance of the said newly issued shares not subscribed by Wintalent will be subscribed by the existing shareholders of Genovate. After completion of the Transaction ("**Completion**"), Wintalent shall hold up to 14.4% of the equity interest in the enlarged issued share capital of Genovate. The principal terms of the Subscription Agreement are as follows:

| | |
|---|---|
| Name of company in which the Subscription Shares are to be subscribed: | Genovate Biotechnology Co., Ltd. |
| Subscriber: | Wintalent International Limited |
| Number of shares to be subscribed: | up to 12 million new ordinary shares of par value at NT$10 each in Genovate |
| Subscription price of each share: | NT$10 per share (approximately HK$2.15 per share) |
| Consideration: | a lump sum cash payment of up to NT$120 million (approximately HK$25.8 million) (the "**Consideration**") to be paid on or before 24 December, 2002 through the internal resources of the Company |
| Completion Date: | On or before 31 January, 2003 or such later date as the parties may agree |

The terms of the Subscription Agreement had been reached after arm's length negotiation between the parties thereto, and the consideration of the Transaction was based on the par value of the new ordinary shares to be issued which is NT$10 per share (approximately HK$2.15 per share). The consideration of the Transaction represents approximately 47.3% premium to the consolidated net tangible asset value of Genovate as at 30 June, 2002 and approximately 17.98% premium to the consolidated net tangible asset value of Genovate immediately after Capital Increase being NT$681.59 million. The Board together with the independent non-executive directors of the Company consider that the terms of the Subscription Agreement and the Transaction are (a) on normal commercial terms, (b) fair and reasonable so far as the Company and its shareholders as a whole are concerned and (c) in the interests of the Company and to its shareholders.

Pursuant to the Subscription Agreement and subject to the production of legal opinion by qualified attorney practising in Taiwan to Wintalent (the contents of which shall be prepared to the satisfaction of Wintalent) confirming that Genovate has (1) completed all the formal requirements and procedures in respect of the Capital Increase and the subscription of the Subscription Shares by Wintalent and (2) has obtained all necessary permissions, confirmations, certificates and licences from all relevant authorities in Taiwan, Wintalent shall also enter into an agreement ("**Supplemental Agreement**") supplemental to the original shareholders agreements ("**Original Agreements**") with the existing shareholders of Genovate (one of which is Taiwan Chinachem Investment Co., Ltd. which is currently holding 17.02% equity interest in Genovate and is an associate (as defined under the Listing Rules) of and is wholly-owned by the controlling shareholder of the Company) on or before 31 January, 2003. No consideration was involved in the execution of the Original Agreements and the Supplemental Agreement.

The principal terms of the Original Agreements are as follows:

| | |
|---|---|
| No. of directors and supervisors : | 9 directors and 3 supervisors; the number of directors that a shareholder can appoint is dependent on the shareholding of the shareholders |
| Board meetings: | At least once a year |
| Transfers of shares : | Not permitted before the listing of Genovate, save and except where more than half of the number of directors comprising the board of directors of Genovate consent to the identity of the new incoming shareholder and the transfer of the relevant sale shares has been offered to the remaining shareholders but are not taken up by them |
| Applicable law: | The law of Taiwan |
| Termination: | Upon the occurrence of the liquidation or the listing of Genovate |

Pursuant to the understanding of the Company and Wintalent, the directors of Genovate are appointed on the basis of one director for approximately every 9-11% shareholding held by each shareholder.

Pursuant to the Supplemental Agreement, Wintalent agrees to be bound by the terms of the Original Agreements and hence shall, inter alia, be subject to the restrictive covenant of transfer of its equity interest in Genovate until the listing of Genovate on the Taiwan Stock Exchange or other recognised stock exchange

equipment and the trading, import and export of general consumer products. Genovate's principal assets include landed properties, plants and machinery. The consolidated net tangible asset value of Genovate was NT$461 million (approximately HK$99.1 million) as at 30 June, 2002, inclusive of (a) land, plant and machinery worth NT$261.66 million (approximately HK$56.27 million) and (b) net current assets worth NT$236.69 million (approximately HK$50.90 million). Genovate made a loss in the sum of NT$19.03 million (approximately HK$4.09 million) for the six months ended 30 June, 2002, both as disclosed in the latest published audited 2002 interim financial statement of Genovate which is prepared in accordance with accounting standards which are acceptable in Taiwan. The value of the Subscription Shares is NT$95.39 million (approximately HK$20.51 million).

Genovate made a loss in the sum of NT$49.73 million (approximately HK$10.69 million) for the year ended 31 December, 2001 and made a loss in the sum of NT$77.50 million (approximately HK$16.67 million) for the year ended 31 December, 2000, both as disclosed in the audited 2001 financial statements of Genovate.

Genovate was incorporated in 1993. Immediately prior to the Capital Increase, its registered capital is NT$1,500 million (approximately HK$322.58 million), and its paid-up capital is NT$875 million (approximately HK$188.17 million). Immediately after the Capital Increase, Genovate shall have 83.1 million ordinary shares in issue.

It is intended by Genovate that the proceeds derived from the Capital Increase in the sum of NT$201 million (approximately HK$43.23 million) will be used for the improvement of the existing production facilities and for the research and development of the new drugs. The Company will neither treat the investment in Genovate by equity method nor by consolidated method in the Company's forthcoming audited financial statements.

**Payment of the Consideration**

Subject to the waiver in writing by Wintalent (which shall be subject to the approval of the independent non-executive directors of the Company and in which case an announcement will be separately issued by the Company), the Consideration payable by Wintalent to Genovate is conditional on the satisfaction (or waiver of), inter alia, the following conditions on or before 24 December, 2002 or such later date as Wintalent and Genovate may agree:-

(1) Wintalent has completed the legal due diligence in respect of Genovate and has signified to Genovate in writing its satisfaction thereof;

(2) A qualified attorney practising in Taiwan has, pursuant to the instructions of Genovate, produced a legal opinion to Wintalent on or before the payment date of the Consideration confirming that:-

   (i) The Capital Increase and the subscription of the Subscription Shares by Wintalent pursuant to this Agreement do not violate the legislations, regulations, orders and other relevant rules currently in force in Taiwan;

   (ii) With the exception of the existing shareholders and employees of Genovate's pending determination of not subscribing to the new shares after the Capital Increase, all requirements, approvals and consents (including but not limited to the requirements, approvals and resolutions as stipulated by law, government authorities and the directors and shareholders of Genovate) have been fulfilled before the payment of the Consideration by Wintalent;

   (iii) In the event that Wintalent has obtained the approval of the status of a foreign investor and has implemented its investment plans according to the contents of the said approval and the approval by the principal authorities of Taiwan, the amounts invested in Genovate by Wintalent and the profits derived therefrom can, pursuant to the relevant laws and procedures of Taiwan, be exchanged into foreign currency(ies) and remitted out of Taiwan;

   (iv) Genovate is capable of entering into the Subscription Agreement and are obliged to perform the obligations and duties thereunder;

(3) Wintalent has obtained the approval from its directors in respect of the subscription of the Subscription Shares and that its holding company has obtained all the necessary approval and completed all the necessary procedures in Hong Kong (if required by Hong Kong law).

**Connected Transaction**

As Ms. Nina Kung, the controlling shareholder of the Company (holding 34.6% of the equity interest in the Company as at 10 December, 2002), is also a substantial

Biotechnology Co., Ltd., ("**Genovate**") a company incorporated under the laws of Taiwan with limited liability in relation to the subscription of up to 12 million new shares (the "**Transaction**") out of the 20.1 million new shares to be issued by Genovate ("**Capital Increase**"). As the controlling shareholder of the Company is also a substantial shareholder of Genovate, the Transaction constitutes a connected transaction for the Company under Rule 14.23(1)(b) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

The Board announces that Wintalent, a wholly-owned subsidiary of the Company, entered into the Subscription Agreement on 16 December, 2002 with Genovate, a company incorporated under the laws of Taiwan with limited liability in relation to the subscription of up to 12 million new ordinary shares (the "**Subscription Shares**") out of the 20.1 million new shares to be issued by Genovate under a private placement. The Subscription Shares shall form 14.4% of the enlarged total issued share capital of Genovate, and the balance of the said newly issued shares not subscribed by Wintalent will be subscribed by the existing shareholders of Genovate. After completion of the Transaction ("**Completion**"), Wintalent shall hold up to 14.4% of the equity interest in the enlarged issued share capital of Genovate. The principal terms of the Subscription Agreement are as follows:

| | |
|---|---|
| Name of company in which the Subscription Shares are to be subscribed: | Genovate Biotechnology Co., Ltd. |
| Subscriber: | *Wintalent International Limited* |
| Number of shares to be subscribed: | up to 12 million new ordinary shares of par value at NT$10 each in Genovate |
| Subscription price of each share: | NT$10 per share (approximately HK$2.15 per share) |
| Consideration: | a lump sum cash payment of up to NT$120 million (approximately HK$25.8 million) (the "**Consideration**") to be paid on or before 24 December, 2002 through the internal resources of the Company |
| Completion Date: | On or before 31 January, 2003 or such later date as the parties may agree |

The terms of the Subscription Agreement had been reached after arm's length negotiation between the parties thereto, and the consideration of the Transaction was based on the par value of the new ordinary shares to be issued which is NT$10 per share (approximately HK$2.15 per share). The consideration of the Transaction represents approximately 47.3% premium to the consolidated net tangible asset value of Genovate as at 30 June, 2002 and approximately 17.98% premium to the consolidated net tangible asset value of Genovate immediately after Capital Increase being NT$681.59 million. The Board together with the independent non-executive directors of the Company consider that the terms of the Subscription Agreement and the Transaction are (a) on normal commercial terms, (b) fair and reasonable so far as the Company and its shareholders as a whole are concerned and (c) in the interests of the Company and to its shareholders.

*Pursuant to the Subscription Agreement and subject to the production of* legal opinion by qualified attorney practising in Taiwan to Wintalent (the contents of which shall be prepared to the satisfaction of Wintalent) confirming that Genovate has (1) completed all the formal requirements and procedures in respect of the Capital Increase and the subscription of the Subscription Shares by Wintalent and (2) has obtained all necessary permissions, confirmations, certificates and licences from all relevant authorities in Taiwan, Wintalent shall also enter into an agreement ("**Supplemental Agreement**") supplemental to the original shareholders agreements ("**Original Agreements**") with the existing shareholders of Genovate (one of which is Taiwan Chinachem Investment Co., Ltd. which is currently holding 17.02% equity interest in Genovate and is an associate (as defined under the Listing Rules) of and is wholly-owned by the controlling shareholder of the Company) on or before 31 January, 2003. No consideration was involved in the execution of the Original Agreements and the Supplemental Agreement.

The principal terms of the Original Agreements are as follows:

| | |
|---|---|
| No. of directors and supervisors : | 9 directors and 3 supervisors; the number of directors that a shareholder can appoint is dependent on the shareholding of the shareholders |
| Board meetings: | At least once a year |
| Transfers of shares : | Not permitted before the listing of Genovate, save and except where more than half of the number of directors comprising the board of directors of Genovate consent to the identity of the new incoming shareholder and the transfer of the *relevant sale shares has been offered to the* remaining shareholders but are not taken up by them |
| Applicable law: | The law of Taiwan |
| Termination: | Upon the occurrence of the liquidation or the listing of Genovate |

Pursuant to the understanding of the Company and Wintalent, the directors of Genovate are appointed on the basis of one director for approximately every 9-11% shareholding held by each shareholder.

Pursuant to the Supplemental Agreement, Wintalent agrees to be bound by the terms of the Original Agreements and hence shall, inter alia, be subject to the restrictive covenant of transfer of its equity interest in Genovate until the listing of Genovate on the Taiwan Stock Exchange or other recognised stock exchange which is expected to take place in early 2004. The aforesaid restrictive covenant shall be relaxed if more than half of the number of directors comprising the board of directors of Genovate consent to the identity of the new incoming shareholder *and the transfer of the relevant sale shares has been offered to the remaining* shareholders but are not taken up by them. Wintalent together with the other shareholders of Genovate are also subject to whatever restriction on transfer that may be applicable to them under the current Taiwan laws. Mr. Joseph Leung Wing-kong, a director of the Company, is also a director of Genovate.

**Reasons for entering into the Subscription Agreement**

The Company is principally engaged in (1) telecommunications business which includes the International Premium Rate Services, (2) the operation of recreational clubs, and (3) IT and Bio-medical business. The proposed investment in Genovate is for the Company to further expand its Bio-medical line of business. The Board together with the independent non-executive directors of the Company are of the opinion that the Transaction is beneficial to the Company as they consider that there will be good prospects in the bio-medical industry. Notwithstanding that Genovate suffered losses in the past two years, such losses diminish and the directors of the Company (including the independent non-executive directors of the Company) believe that Genovate will turn around in the next financial year.

**Information on Genovate**

Genovate's activities include, inter alia, the research, development, manufacture and sales of pharmaceuticals and biological products, the provision of advisory services in respect of pharmaceuticals and biological products, the import and [illegible] equipment and the trading, import and export of general consumer products. Genovate's principal assets include landed properties, plants and machinery. The consolidated net tangible asset value of Genovate was NT$461 million (approximately HK$99.1 million) as at 30 June, 2002, inclusive of (a) land, plant and machinery worth NT$261.66 million (approximately HK$56.27 million) and (b) net current assets worth NT$236.69 million (approximately HK$50.90 million). Genovate made a loss in the sum of NT$19.03 million (approximately HK$4.09 million) for the six months ended 30 June, 2002, both as disclosed in the latest published audited 2002 interim financial statement of Genovate which is prepared in accordance with accounting standards which are acceptable in Taiwan. The value of the Subscription Shares is NT$95.39 million (approximately HK$20.51 million).

Genovate made a loss in the sum of NT$49.73 million (approximately HK$10.69 million) for the year ended 31 December, 2001 and made a loss in the sum of NT$77.50 million (approximately HK$16.67 million) for the year ended 31 December, 2000, both as disclosed in the audited 2001 financial statements of Genovate.

Genovate was incorporated in 1993. Immediately prior to the Capital Increase, its registered capital is NT$1,500 million (approximately HK$322.58 million), and its paid-up capital is NT$875 million (approximately HK$188.17 million). Immediately after the Capital Increase, Genovate shall have 83.1 million ordinary *shares in issue.*

It is intended by Genovate that the proceeds derived from the Capital Increase in the sum of NT$201 million (approximately HK$43.23 million) will be used for the improvement of the existing production facilities and for the research and development of the new drugs. The Company will neither treat the investment in Genovate by equity method nor by consolidated method in the Company's forthcoming audited financial statements.

**Payment of the Consideration**

Subject to the waiver in writing by Wintalent (which shall be subject to the approval of the independent non-executive directors of the Company and in which case an announcement will be separately issued by the Company), the Consideration payable by Wintalent to Genovate is conditional on the satisfaction (or waiver of), inter alia, the following conditions on or before 24 December, 2002 or such later date as Wintalent and Genovate may agree:-

(1) Wintalent has completed the legal due diligence in respect of Genovate and has signified to Genovate in writing its satisfaction thereof;

(2) *A qualified attorney practising in Taiwan has, pursuant to the instructions* of Genovate, produced a legal opinion to Wintalent on or before the payment date of the Consideration confirming that:-

   (i) The Capital Increase and the subscription of the Subscription Shares by Wintalent pursuant to this Agreement do not violate the legislations, regulations, orders and other relevant rules currently in force in Taiwan;

   (ii) With the exception of the existing shareholders and employees of Genovate's pending determination of not subscribing to the new shares after the Capital Increase, all requirements, approvals and consents (including but not limited to the requirements, approvals and resolutions as stipulated by law, government authorities and the directors and shareholders of Genovate) have been fulfilled before the payment of the Consideration by Wintalent;

   (iii) In the event that Wintalent has obtained the approval of the status of a foreign investor and has implemented its investment plans according to the contents of the said approval and the approval by the principal authorities of Taiwan, the amounts invested in Genovate by Wintalent and the profits derived therefrom can, *pursuant to the relevant laws and procedures of Taiwan,* be exchanged into foreign currency(ies) and remitted out of Taiwan;

   (iv) Genovate is capable of entering into the Subscription Agreement and are obliged to perform the obligations and duties thereunder;

(3) Wintalent has obtained the approval from its directors in respect of the subscription of the Subscription Shares and that its holding company has obtained all the necessary approval and completed all the necessary procedures in Hong Kong (if required by Hong Kong law).

**Connected Transaction**

As Ms. Nina Kung, the controlling shareholder of the Company (holding 34.6% of the equity interest in the Company as at 10 December, 2002), is also a substantial shareholder of Genovate, the Transaction constitutes a connected transaction for the Company under Rule 14.23(1)(b) of the Listing Rules.

As both the net tangible asset value of Genovate attributable to the Subscription Shares and the consideration of the Subscription Shares is less than 3% of the unaudited consolidated net tangible asset value of the Company as disclosed in its interim report as of 30 June, 2002 (which is HK$983 million), the Company is only required to disclose the details of the Transaction by way of this press announcement and to include the following details of the Transaction in its next published annual report of the Company for the year ending 31 December 2002, namely (a) the date of the Transaction, the parties thereto and a description of their connected relationship; (b) a description of the Transaction and the purpose of the Transaction; (c) the total consideration and the terms, if any; and (d) the nature and extent of the interest of the connected person in the Transaction pursuant to Rule 14.25(1).

*(In this announcement, NT$ are converted into HK$ amounts at the rate of HK$1 = NT$4.65)*

By order of the Board
**James C. Ng**
*CEO*

Hong Kong
17 December, 2002

Hong Kong Economic Times, 18 December 2002

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

# enewmedia

# 安寧數碼科技有限公司

(於香港註冊成立之有限公司)

## 關連交易

安寧數碼科技有限公司(「**本公司**」)之董事會(「**董事會**」)宣佈，本公司之全資附屬公司華智國際有限公司(「**華智**」)於二零零二年十二月十六日就認購健亞生物科技股份有限公司(「**健亞**」)——一間根據台灣法例註冊成立之有限公司一將予發行之20,100,000股新股(「**股本增加**」)中最多12,000,000股新股(「**該交易**」)訂立認購協議(「**認購協議**」)。鑑於本公司之控權股東亦為健亞之主要股東，根據香港聯合交易所有限公司證券上市規則(「**上市規則**」)第14.23(1)(b)條，該交易構成本公司之一項關連交易。

董事會宣佈，本公司之全資附屬公司華智於二零零二年十二月十六日就以私人配售方式認購健亞一一間根據台灣法例註冊成立之有限公司一將予發行之20,100,000股新股中最多12,000,000股新普通股(「**認購股份**」)訂立認購協議。認購股份應佔健亞經擴大後已發行股本總額之14.4%，而上述未獲華智認購之新發行股份餘額則會由健亞之現有股東認購。於該交易完成後(「**完成**」)，華智將會擁有健亞經擴大後已發行股本股權最多達14.4%。認購協議之主要條款載列如下：

| | |
|---|---|
| 將予認購認購股份之公司名稱： | 健亞生物科技股份有限公司 |
| 認購人： | 華智國際有限公司 |
| 將予認購之股份數目： | 最多12,000,000股每股面值新台幣10元之健亞新普通股 |
| 每股股份之認購價： | 每股股份新台幣10元(約每股股份2.15港元) |
| 代價： | 最多新台幣120,000,000元(約25,800,000港元)(「**代價**」)將於二零零二年十二月二十四日或之前透過本公司內部資源以現金一次過支付 |
| 完成日期： | 二零零三年一月三十一日或之前或協議各方可能協定之較後日期 |

認購協議之條款乃經協議各方按公平原則磋商後釐定，而該交易代價乃根據將予發行新普通股之面值，即每股新台幣10元(約每股2.15港元)。該交易之代價較健亞於二零零二年六月三十日之綜合有形資產淨值溢價約47.3%，及較健亞緊隨於股本增加後之綜合有形資產淨值(即新台幣681,590,000元)溢價約17.98%。董事會連同本公司之獨立非執行董事認為，認購協議之條款及該交易乃(a)按照正常商業條款，(b)對本公司及其股東整體而言屬公平合理及(c)符合本公司及其股東之利益。

根據認購協議及待台灣合資格執業律師向華智提供法律意見後(法律意見之內容必須令華智滿意)，確認健亞已(1)完成一切就股本增加及華智認購認購股份的正式規定與手續；及(2)已向台灣之所有有關機關取得一切必需批准、確認、證書及牌照，華智亦須於二零零三年一月三十一日或之前與健亞之現有股東(其中一位為現時持有健亞17.02%股權之台灣華懋投資股份有限公司，台灣華懋投資股份有限公司為本公司控權股東之聯繫人(定義見上市規則)及由本公司控權股東全資擁有)訂立一份協議(「**補充協議**」)，為原有股東協議(「**原有協議**」)作出補充。簽訂原有協議及補充協議並無涉及任何代價。

原有協議之主要條款如下：

| | |
|---|---|
| 董事及監事數目： | 九名董事及三名監事；每位股東可委任之董事數目乃按該股東之股權 |
| 董事會會議： | 每年最少舉行一次 |
| 股份轉讓： | 於健亞上市前不得將股份轉讓，惟組成健亞之董事會之過半數以上之董事同意接納新加入股東之身份及已向其餘股東提出轉讓有關待售股份(但並無獲彼等接納)除外。 |
| 適用法例： | 台灣法例 |

物、抗生素、血清、疫苗之原材料與醫療設備及一般消費者產品之進出口。健亞之主要資產包括土地物業、廠房及機器。健亞於二零零二年六月三十日之綜合有形資產淨值為新台幣461,000,000元(約99,100,000港元)，包括(a)價值新台幣261,660,000元(約56,270,000港元)之土地、廠房及機器及(b)價值新台幣236,690,000元(約50,900,000港元)之流動資產淨值。根據健亞最近期經審核後刊發之二零零二年度中期財務報表(其為根據台灣公認會計標準編製)所披露，健亞於截至二零零二年六月三十日止六個月錄得虧損合共新台幣19,030,000元(約4,090,000港元)。認購股份之價值為新台幣95,390,000元(約20,510,000港元)。

截至二零零一年十二月三十一日止年度，健亞錄得虧損合共新台幣49,730,000元(約10,690,000港元)，及截至二零零零年十二月三十一日止年度錄得虧損合共新台幣77,500,000元(約16,670,000港元)，兩者均於健亞二零零一年度經審核後之財務報表中披露。

健亞於一九九三年註冊成立。緊接股本增加前，其註冊資本為新台幣1,500,000,000元(約322,580,000港元)及其繳足資本為新台幣875,000,000元(約188,170,000港元)。緊隨股本增加後，健亞有83,100,000股已發行普通股。

健亞擬將源自股本增加合共新台幣201,000,000元(約43,230,000港元)所得之款項用作改善現有生產設施及研究與開發新藥物。於本公司下期經審核財務報表，本公司將不會以權益法或合併會計法處理於健亞之投資。

### 代價之支付方式

待華智授出書面豁免後(須獲本公司之獨立非執行董事批准，在此情況下，本公司將就此另行發表公佈)，華智應付健亞之代價須待(其中包括)下列條件於二零零二年十二月二十四日或之前或華智及健亞可能協定之較後日期達成(或獲豁免)後，方告作實：

(1) 華智已完成有關健亞之法律審慎調查，並已書面知會健亞其已完成有關調查；

(2) 合資格台灣執業律師已按照健亞之指示，於代價之支付日期或之前向華智提供法律意見，確認下列各項：－

 (i) 股本增加及華智根據該協議認購認購股份並無違反台灣現時生效之法例、規例、法庭命令及其他有關規則；

 (ii) 除健亞之現有股東及僱員尚未決定是否不會於股本增加後認購新股份外，一切規定、批准及同意書(包括(惟不限於)法例、政府機關及健亞之董事與股東所訂明之規定、批准及決議案)已於華智支付代價前達成；

 (iii) 倘華智獲得外國投資者之法律地位之批准及已根據上述批准之內容進行其投資計劃以及獲得台灣主要政府機關之批准，根據台灣之有關法例及程序，華智於健亞之投資款項及自投資款項所賺取之盈利可兑換成外幣及滙出台灣境外；

 (iv) 健亞能夠訂立認購協議，並須履行認購協議所訂明之責任與義務；

12,000,000股新普通股（「**認購股份**」）訂立認購協議。認購股份應佔健亞經擴大後已發行股本總額之14.4%，而上述未獲華智認購之新發行股份餘額則會由健亞之現有股東認購。於該交易完成後（「**完成**」），華智將會擁有健亞經擴大後已發行股本股權最多達14.4%。認購協議之主要條款載列如下：

| | |
|---|---|
| 將予認購認購股份之公司名稱： | 健亞生物科技股份有限公司 |
| 認購人： | 華智國際有限公司 |
| 將予認購之股份數目： | 最多12,000,000股每股面值新台幣10元之健亞新普通股 |
| 每股股份之認購價： | 每股股份新台幣10元（約每股股份2.15港元） |
| 代價： | 最多新台幣120,000,000元（約25,800,000港元）（「**代價**」）將於二零零二年十二月二十四日或之前透過本公司內部資源以現金一次過支付 |
| 完成日期： | 二零零三年一月三十一日或之前或協議各方可能協定之較後日期 |

認購協議之條款乃經協議各方按公平原則磋商後釐定，而該交易代價乃根據將予發行新普通股之面值，即每股新台幣10元（約每股2.15港元）。該交易之代價較健亞於二零零二年六月三十日之綜合有形資產淨值溢價約47.3%，及較健亞緊隨於股本增加後之綜合有形資產淨值（即新台幣681,590,000元）溢價約17.98%。董事會連同本公司之獨立非執行董事認為，認購協議之條款及該交易乃(a)按照正常商業條款，(b)對本公司及其股東整體而言屬公平合理及(c)符合本公司及其股東之利益。

根據認購協議及待台灣合資格執業律師向華智提供法律意見後（法律意見之內容必須令華智滿意），確認健亞已(1)完成一切就股本增加及華智認購認購股份的正式規定與手續；及(2)已向台灣之所有有關機關取得一切必需批准、確認、證書及牌照，華智亦須於二零零三年一月三十一日或之前與健亞之現有股東（其中一位為現時持有健亞17.02%股權之台灣華懋投資股份有限公司，台灣華懋投資股份有限公司為本公司控權股東之聯繫人（定義見上市規則）及由本公司控權股東全資擁有）訂立一份協議（「**補充協議**」），為原有股東協議（「**原有協議**」）作出補充。簽訂原有協議及補充協議並無涉及任何代價。

原有協議之主要條款如下：

| | |
|---|---|
| 董事及監事數目： | 九名董事及三名監事；每位股東可委任之董事數目乃按該股東之股權 |
| 董事會會議： | 每年最少舉行一次 |
| 股份轉讓： | 於健亞上市前不得將股份轉讓，惟組成健亞之董事會之過半數以上之董事同意接納新加入股東之身份及已向其餘股東提出轉讓有關待售股份（但並無獲彼等接納）除外。 |
| 適用法例： | 台灣法例 |
| 終止日期： | 健亞清盤或上市後 |

根據本公司及華智了解，健亞董事之委任乃按各名股東每持有約9至11%股權可委任一名董事為基準。

根據補充協議，華智同意受原有協議之條款所約束。因此，其中包括於健亞在台灣證券交易所或其他認可證券交易所上市（預期於二零零四年初上市）前，須受轉讓健亞之股權轉讓之限制契諾所規限。倘組成健亞之董事會之過半數以上之董事同意接納新加入股東之身份及已向其餘股東提出轉讓有關待售股份（但並無獲彼等接納），上述之限制契諾將會放寬。華智連同健亞之其他股東亦須受根據現有台灣法例可能適用於彼等之全部轉讓限制所規限。本公司董事梁榮江先生亦為健亞之董事。

**訂立認購協議之原因**

本公司主要從事(1)提供電訊業務（包括國際電訊增值服務），(2)經營俱樂部及(3)資訊科技與生物醫藥行業，投資於健亞之建議為本公司進一步拓展生物醫藥業務。由於董事會連同本公司之獨立非執行董事認為生物醫藥業務將有美好前景，故他們認為，該交易對本公司有利。雖然健亞於過往兩年錄得虧損，惟該虧損減少及本公司董事（包括本公司之獨立非執行董事）相信健亞的業績將於下個財政年度得到改善。

**有關健亞之資料**

健亞之業務計有（其中包括）藥物與生物製品之研究、開發、生產與銷售、就藥物與生物製品提供顧問服務、入口與銷售藥461,000,000元（約99,100,000港元），包括(a)價值新台幣261,660,000元（約56,270,000港元）之土地、廠房及機器及(b)價值新台幣236,690,000元（約50,900,000港元）之流動資產淨值。根據健亞最近期經審核後刊發之二零零二年度中期財務報表（其為根據台灣公認會計標準編製）所披露，健亞於截至二零零二年六月三十日止六個月錄得虧損合共新台幣19,030,000元（約4,090,000港元）。認購股份之價值為新台幣95,390,000元（約20,510,000港元）。

截至二零零一年十二月三十一日止年度，健亞錄得虧損合共新台幣49,730,000元（約10,690,000港元），及截至二零零零年十二月三十一日止年度錄得虧損合共新台幣77,500,000元（約16,670,000港元），兩者均於健亞二零零一年度經審核後之財務報表中披露。

健亞於一九九三年註冊成立。緊接股本增加前，其註冊資本為新台幣1,500,000,000元（約322,580,000港元）及其繳足資本為新台幣875,000,000元（約188,170,000港元）。緊隨股本增加後，健亞有83,100,000股已發行普通股。

健亞擬將源自股本增加合共新台幣201,000,000元（約43,230,000港元）所得之款項用作改善現有生產設施及研究與開發新藥物。於本公司下期經審核財務報表，本公司將不會以權益法或合併會計法處理於健亞之投資。

**代價之支付方式**

待華智授出書面豁免後（須獲本公司之獨立非執行董事批准，在此情況下，本公司將就此另行發表公佈），華智應付健亞之代價須待（其中包括）下列條件於二零零二年十二月二十四日或之前或華智及健亞可能協定之較後日期達成（或獲豁免）後，方告作實：

(1) 華智已完成有關健亞之法律審慎調查，並已書面知會健亞其已完成有關調查；

(2) 合資格台灣執業律師已按照健亞之指示，於代價之支付日期或之前向華智提供法律意見，確認下列各項：－

(i) 股本增加及華智根據該協議認購認購股份並無違反台灣現時生效之法例、規例、法庭命令及其他有關規則；

(ii) 除健亞之現有股東及僱員尚未決定是否不會於股本增加後認購新股份外，一切規定、批准及同意書（包括（惟不限於）法例、政府機關及健亞之董事與股東所訂明之規定、批准及決議案）已於華智支付代價前達成；

(iii) 倘華智獲得外國投資者之法律地位之批准及已根據上述批准之內容進行其投資計劃以及獲得台灣主要政府機關之批准，根據台灣之有關法例及程序，華智於健亞之投資款項及自投資款項所賺取之盈利可兑換成外幣及滙出台灣境外；

(iv) 健亞能夠訂立認購協議，並須履行認購協議所訂明之責任與義務；

(3) 華智已就認購認購股份取得其董事之批准，而其控股公司已取得一切所需批准並辦理香港之一切所需手續（倘香港法例規定須辦理）。

**關連交易**

由於本公司之控權股東龔如心女士（於二零零二年十二月十日持有本公司34.6%股權）亦為健亞之主要股東，根據上市規則第14.23(1)(b)條，該交易構成本公司之一項關連交易。

由於認購股份應佔健亞之有形資產淨值與認購股份之代價均低於本公司於其二零零二年六月三十日之中期報告中所披露之未經審核綜合有形資產淨值（為983,000,000港元）之3%，根據上市規則14.25(1)條，本公司僅須於本公佈披露該交易之詳情，並於本公司截至二零零二年十二月三十一日止年度刊發之下一份年報中載入下列該交易詳情，即(a)該交易日期、有關各方及其關連關係之概況；(b)該交易概況及該交易之目的；(c)總代價及條款（倘有）；及(d)關連人士於該交易中所佔權益之性質及比重。

*（於本公佈內，新台幣款額已按1港元兑新台幣4.65元之滙率換算）*

承董事會命
行政總裁
**吳智明**

香港，二零零二年十二月十七日